UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                       MEGO Mortgage Corporation
                        (Name of Issuer)

                  Common Stock ($.01 Par Value)
                 (Title of Class of Securities)

                           585165103
                         (CUSIP Number)

Clinton W. Kemp, Esquire, Stevens & Lee, One Penn Square,
Lancaster, Pennsylvania 17608      (717-291-1031)
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 29, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 585165103

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Sovereign Bancorp, Inc.
          IRS Identification No.:  23-2453088

2.   Check the appropriate box if a member of a group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds
          BK   AF   WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power
          6,666,667*

8.   Shared Voting Power

9.   Sole Dispositive Power
          6,666,667*

10.  Shared Dispositive Power

11.  Aggregate amount beneficially owned by each reporting person
          6,666,667*

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                    [ ]

13.  Percent of class represented by amount in row (11)
          15.6%**

14.  Type of reporting person
          HC   CO
______________
* Does not include 6,666,667 sharers of MEGO Common Stock issuable upon conversion of 10,000 shares of Series A Convertible Preferred Stock because such right of conversion is not exercisable until December 15, 1998. Sovereign Bancorp, Inc. is not deemed to be the beneficial owner of these underlying shares of MEGO Common Stock under Rule 13d-3 until 60 days before such date. <PAGE 1>

** After giving pro forma effect to: (i) the exercise of the Option (as defined in "Background of Transaction" under Item 2 herein), (ii) the conversion of 62,513 shares of outstanding Series A Convertible Preferred Stock, and
     (iii) the exercise of an option to acquire 6,666,667 shares of MEGO Common Stock held by a third party, which option is substantially similar to the Option.

                          SCHEDULE 13D

ITEM 1.  Security and Issuer.

          This Schedule 13D relates to shares of common stock, $0.01 par value, of MEGO Mortgage Corporation (the "MEGO Common Stock"), a business corporation incorporated under the laws of the State of Delaware ("MEGO"). The principal executive offices of MEGO are located at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia.

ITEM 2.  Identity and Background.

          (a), (b), and (c). This Schedule 13D is filed by Sovereign Bancorp, Inc. ("Sovereign"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. Sovereign is a holding company that owns all of the outstanding capital stock of Sovereign Bank, a Federal Savings Bank ("Sovereign Bank"). Sovereign's and Sovereign Bank's principal executive offices are located at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610.

          The name, business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and controlling person of Sovereign are as follows:

                                             Present Principal
Name                  Business Address       Occupation or Employment

Richard E. Mohn       1600 Comet Drive       Chairman of the Board of
                      Lancaster, PA 17601       Sovereign Bank,
                                                Chairman of Sovereign
                                                Bank and Chairman of
                                                Cloister Spring Water
                                                Company
                                                1600 Comet Drive
                                                Lancaster, PA  17601

Rhoda S. Oberholtzer  807 Lititz Pike        Retired Owner
                      P.O. Box 325              Stouffers of Kissel
                      Lititz, PA  17543         Hill
                                                (Grocery store chain)
                                                807 Lititz Pike
                                                Lititz, PA  17543
  <PAGE 3>
Patrick J. Petrone    430 Route 10           Retired President of
                      Randolph, NJ  07864       Charter Federal
                                                Savings Bank
                                                division of
                                                Sovereign Bank
                                                430 Route 10
                                                Randolph, NJ  07864

Daniel K. Rothermel   c/o Cumru Associates   President and Chief
                      P. O. Box 6573            Executive Officer
                      Wyomissing, PA 19610      Cumru Associates, Inc.
                                                P.O. Box 6573
                                                Wyomissing, PA 19610

G. Arthur Weaver      c/o George A. Weaver   Real estate and
                      Company                   insurance executive
                      116 East Main Street      George A. Weaver
                      New Holland, PA 17557     Company
                                                116 East Main Street
                                                New Holland, PA 17557

Jay S. Sidhu          1130 Berkshire Blvd.   President and Chief
                      Wyomissing, PA  19610     Executive Officer
                                                Sovereign
                                             President and Chief
                                                Executive Officer
                                                Sovereign Bank

Cameron C. Troilo,    P.O. Box 291           Owner and President of
Sr.                   Yardley, PA 19067         Cameron C. Troilo,
                                                Inc.
                                                (construction and real
                                                estate business)
                                                P.O. Box 291
                                                Yardley, PA  19067

Lawrence M.           1130 Berkshire Blvd.   Chief Administrative
Thompson, Jr.         Wyomissing, PA 19610      Officer and Secretary
                                                of Sovereign
                                             Chief Operating Officer
                                                of Sovereign Bank

Dennis S. Marlo       1130 Berkshire Blvd.   Chief Financial Officer
                      Wyomissing, PA  19610     and Treasurer of
                                                Sovereign
                                             Chief Financial Officer
                                             and Divisional President
                                             of Sovereign Bank


          (d) and (e). Neither Sovereign nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil
<PAGE 4> proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Each natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

                    Background of Transaction

          This filling relates to 6,666,667 shares of MEGO Common
Stock issuable to Sovereign upon exercise of the stock option described below.

          Sovereign and MEGO entered into a Preferred Stock
Purchase Agreement dated June 9, 1998 (the "Stock Purchase
Agreement"), under the terms of which, among other things, at the closing of the Stock Purchase Agreement:

          (i) Sovereign agreed to purchase at a price of $1,000 per share (representing an aggregate consideration of $10,000,000) 10,000 shares of MEGO Series A Convertible Preferred Stock (the "MEGO Convertible Preferred Stock") which shares are convertible into 6,666,667 shares of MEGO Common Stock at a price of $1.50 per share, subject to certain adjustments;

         (ii) MEGO agreed to grant to Sovereign an option to acquire 6,666,667 shares of MEGO Common Stock (the "Option") pursuant to a Stock Option Agreement (the "Stock Option Agreement"), which shares are covered by this Schedule 13D.;

        (iii)  MEGO agreed to enter into a Registration Rights
               Agreement with Sovereign (the "Registration Rights
               Agreement");

         (iv) MEGO agreed to enter into a Co-Sale Agreement with Sovereign, City National Bank of West Virginia
               ("City National"), Emmanuel J. Friedman
               ("Friedman") and Friedman, Billings & Ramsey Co.,
               Inc. ("FBR") (the "Co-Sale Agreement"); and

          (v)  MEGO agreed to enter into a Right of First Refusal
               Agreement with Sovereign and City National (the
               "Right of First Refusal Agreement").

          The transactions described above were part of a recapitalization (the "Recapitalization") under which MEGO conducted: (i) a private offering of 16,666,667 shares of MEGO Common Stock, and (ii) an exchange offer under which holders of $80,000,000 in principal amount of certain MEGO senior subordinated notes were offered an opportunity to exchange such
<PAGE 5> notes for new senior subordinated notes or shares of
Convertible Preferred Stock. The Recapitalization (including consummation of the Stock Purchase Agreement) was closed on June 29, 1998 (the "Closing").

          The Stock Purchase Agreement also granted to Sovereign the right at closing or at any time thereafter to designate one person to be appointed to MEGO's Board of Directors, with the right to designate one additional member promptly following the acquisition by Sovereign (by exercise of the Option or otherwise) of such number of shares of MEGO Common Stock such that following such acquisition Sovereign would own in the aggregate fifteen percent (15%) or more of the then outstanding shares of MEGO Common Stock. MEGO also agreed to use its best efforts thereafter to cause Sovereign's designee (or designees) to be elected to MEGO's Board of Directors at each meeting of the MEGO shareholders at which directors are to be elected. Sovereign's designees (or one of such designees) is also required to be elected to any executive or similar committee of MEGO's Board of Directors. As of the date hereof, Sovereign has not designated any person to be elected to MEGO's Board of Directors, but may elect to do so in the future.

          At the Closing, Sovereign received a letter agreement from FBR under the terms of which FBR agreed to vote its shares of MEGO Common Stock in favor of Sovereign's designee (or designees) for election to MEGO's Board of Directors. A copy of the FBR letter agreement is filed as an exhibit hereto.

          The terms of the MEGO Convertible Preferred Stock are as set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of MEGO, a copy of which is filed as an exhibit hereto. Shares of MEGO Convertible Preferred Stock are not entitled to vote (except as may be required by applicable law) and are convertible at the option of the holder at any time on or after December 15, 1998 (and will convert automatically on June 18, 2000) into shares of MEGO Common Stock. Specifically, each share of MEGO Convertible Preferred Stock is convertible into such number of shares of MEGO Common Stock as is equal to $1,000 divided by $1.50, subject to certain adjustments. Thus, the 10,000 shares of MEGO Convertible Preferred Stock owned by Sovereign are (subject to certain adjustments) convertible into a total of 6,666,667 shares of MEGO Common Stock at Sovereign's option at any time on or after December 15, 1998 and will automatically be converted into such number of shares on June 18, 2000 if not previously converted.

          The terms of the Option are as set forth in the Stock Option Agreement, a copy of which is filed as an exhibit hereto. The Option is exercisable at any time, in whole or in part, through December 15, 2000 and entitles Sovereign to acquire 6,666,667 shares of MEGO Common Stock at a price of $1.50 per share, subject to certain adjustments.
  <PAGE 6>
          Shares of MEGO Common Stock acquired by Sovereign pursuant to the exercise of the Option and pursuant to conversion of the MEGO Convertible Preferred Stock are subject to registration rights as set forth in the Registration Rights Agreement, a copy of which is filed as an exhibit hereto. Under the Registration Rights Agreement, MEGO is obligated to file a registration statement on or before September 16, 1998 and to use its reasonable efforts to maintain its effectiveness continuously for a period of two years.

          Under the terms of the Co-Sale Agreement (a copy of which is filed as an exhibit hereto), FBR and Friedman have agreed: (i) to grant to Sovereign and City National an opportunity to participate in any subsequent sale by them (or either of them) of shares of MEGO Common Stock, and (ii) to grant to Sovereign and City National a right of first refusal to purchase such shares prior to any such sale.

          Under the terms of the Right of First Refusal Agreement (a copy of which is filed as an exhibit hereto), MEGO has granted to Sovereign and City National a right of first refusal under which Sovereign and City National are granted the right to negotiate with MEGO before MEGO is permitted to enter into an acquisition agreement with another person or entity.

          The description of the foregoing agreements does not purport to be complete and each such description is qualified in its entirety by the text of the agreement, each of which is filed as an exhibit hereto.

          At the Closing, Sovereign and MEGO also entered into a Participation Agreement, under the terms of which Sovereign Bank agreed to purchase from MEGO 100% participation interests in mortgage loans, up to a maximum of $90 million, subject to certain conditions. The initial term of the Participation Agreement is six months and may be renewed at the option of Sovereign Bank for up to nine additional terms of six months each. Sovereign Bank may exercise its right of renewal at the end of each six month term, whether or not it elects to exercise its renewal option for the prior six month term.

          At the Closing, Sovereign and MEGO also entered into a Flow Loan Purchase Agreement, under the terms of which Sovereign Bank is obligated annually to purchase up to $400 million of mortgage loans originated by MEGO beginning on December 31, 1998 and for at least the next three years, subject to certain conditions. Approximately one-half of the loans to be purchased by Sovereign Bank will have loan-to-value ratios of up to 100% and approximately one-half will have loan-to-value ratios between 100% and 125%.
  <PAGE 7>
ITEM 3.  Source and Amount of Funds or Other Consideration.

          The source of funds to be used by Sovereign in making a purchase of shares of MEGO Common Stock, upon exercise of the Option (defined in Item 4 hereof) to which this Schedule 13D relates, if and to the extent the Option is exercised, will be either cash on hand at Sovereign, dividends from Sovereign Bank, and/or nonbank subsidiaries of Sovereign, a loan from an unaffiliated bank or other financial service company or other borrowings, or the net proceeds of a private placement or public offering of debt or equity securities. Sovereign has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

          Assuming that the number of shares of MEGO Common Stock issuable upon exercise of the Option is not changed as a result of the operation of the adjustment provisions of the Option, the exercise of the Option in full, at an exercise price of $1.50 per share, will result in the purchase of 6,666,667 shares for an aggregate purchase price of $10,000,000.

ITEM 4.  Purpose of Transaction.

          The Option and the shares of MEGO Convertible Preferred Stock are held by Sovereign for investment purposes. Sovereign does not have any present plan or intention to acquire additional securities of MEGO, other than the possible acquisition of shares of MEGO Common Stock through the exercise of the Option or the conversion of the shares of MEGO Convertible Preferred Stock, nor does it have any present intention to advocate a material change in MEGO's present capitalization or dividend policy, a material change in MEGO's business or corporate structure, or any change to MEGO's charter or bylaws or any similar actions. However, Sovereign may in the future decide to sell its investment in MEGO, or to acquire additional shares of MEGO Common Stock pursuant to the Right of First Refusal Agreement or otherwise, or to seek more actively to influence the management of MEGO and MEGO's business policies and strategic objectives.

ITEM 5.  Interest in Securities of the Issuer.

          (a) Based upon information provided to Sovereign by MEGO, there were 30,666,667 shares of MEGO Common Stock outstanding on June 29, 1998 (exclusive of shares issuable upon exercise of the Option). Sovereign is deemed to be the beneficial owner, in the aggregate, of 6,666,667 shares of MEGO Common Stock, all of which, though presently unissued, are issuable in accordance with the terms and conditions of the Option. These 6,666,667 shares would represent approximately 17.9% of the shares of MEGO Common Stock outstanding upon issuance, assuming that no other shares are issued by MEGO, including: (i) 6,666,667 shares issuable upon exercise of an outstanding option held by City National, which option is substantially similar to the Option, and (ii) 41,675,542 shares issuable upon the conversion of 62,513 shares of outstanding MEGO
<PAGE 8> Convertible Preferred Stock.  No person identified in
Item 2(a), (b) or (c) hereof is the beneficial owner of any shares of MEGO Common Stock.

          (b) Sovereign will have sole power to vote or to direct the voting and sole power to dispose or to direct the disposition of any shares of MEGO Common Stock that Sovereign may acquire upon exercise of the Option.

          (c) There were no transactions in MEGO Common Stock effected by Sovereign or by any person identified in Item 2(a),
(b) or (c) hereof during the 60 days preceding the date of this
Schedule 13D.

          CTW No person other than Sovereign has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of MEGO Common Stock that may be deemed beneficially owned by Sovereign on account of this Option.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described above, neither Sovereign nor any person identified in Item 2(a), (b) or (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of MEGO, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

          7.1  Preferred Stock Purchase Agreement, dated June 9,
1998, between MEGO and Sovereign.

          7.2  Certificate of Designations, Preferences and
Rights of Series A Convertible Preferred Stock of MEGO.

          7.3 Stock Option Agreement, dated June 29, 1998, between MEGO and Sovereign.

          7.4 Registration Rights Agreement dated June 29, 1998 between MEGO and Sovereign.

          7.5  Letter Agreement of FBR dated June 29, 1998, re:
Voting by FBR of shares of MEGO Common Stock.

          7.6 Co-Sale Agreement, dated June 29, 1998, between and among MEGO, Sovereign, City National, Friedman and FBR.
  <PAGE 9>
          7.7 Right of First Refusal Agreement, dated June 29, 1998, between and among MEGO, Sovereign and City National.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 1998            SOVEREIGN BANCORP, INC.

                              By:/s/ Mark R. McCollom
                                 Mark R. McCollom,
                                 Chief Accounting Officer

                                                  Exhibit 7.1











MEGO MORTGAGE CORPORATION
AND
SOVEREIGN BANCORP, INC.





PREFERRED STOCK
PURCHASE AGREEMENT




June 9, 1998

                        Table of Contents

                                                             Page

Section 1.  Definitions.....................................   2

Section 2.  Agreement to Sell and Purchase the Securities...   3

Section 3.  Option Shares...................................   3

Section 4.  Issuance of the Certificates Representing the
            Securities......................................   4

Section 5.  Representations, Warranties and Covenants of
            the Company.....................................   5
     5.1.   Organization and Qualification..................   5
     5.2.   Authorized Capital Stock........................   6
     5.3.   Due Execution, Delivery and Performance.........   7
     5.4.   Offering Memorandum and Additional Information..   9
     5.5.   Legal Proceedings...............................   9
     5.6.   No Material Adverse Change......................  10
     5.7.   Law and Regulation..............................  11
     5.8.   Accounting Matters..............................  11
     5.9.   Compliance with Securities Laws.................  13
     5.10.  Intangibles.....................................  13
     5.11.  Title...........................................  14
     5.12.  Contracts.......................................  14
     5.13.  No Violation....................................  15
     5.14.  Transactions with Affiliates....................  15
     5.15.  No Manipulation.................................  15
     5.16.  Taxes...........................................  16
     5.17.  Investment Company Act of 1940..................  16
     5.18.  Use of Proceeds.................................  16
     5.19.  Board of Directors..............................  16
     5.20.  Certificates....................................  18
     5.21.  Rolly White.....................................  18
     5.22.  Mortgage-Related Asset Revaluation..............  18
     5.23.  Other Transactions..............................  19
     5.24.  Best Efforts....................................  19
     5.25.  Due Diligence...................................  19
     5.26.  Waiver of Certain Claims........................  19

Section 6.  Representations, Warranties and Covenants of
              Purchaser.....................................  20
     6.1.   Compliance with United States Securities Laws...  21
     6.2.   Status of Purchaser.............................  21
     6.3.   Restrictions on Re-Sale.........................  22
     6.4.   Due Execution, Delivery and Performance of the
            Purchase Agreement and Other Obligations........  23
     6.5.   Representations, Warranties and Covenants at
            Closing.........................................  24

Section 7.  Survival of Representations, Warranties,
            Covenants and Agreements........................  24
<PAGE 1>

Section 8.  Conditions to Closing...........................  24
     8.1.   Exchange Offer..................................  25
     8.2.   Additional Equity...............................  25
     8.3.   Purchaser Board Approval........................  25
     8.4.   Waiver of Change of Control Payments............  25
     8.5.   Servicing Purchase Agreements...................  25
     8.6.   Registration Rights Agreement...................  26
     8.7.   Opinion of Greenberg Traurig....................  26
     8.8.   Comfort Letter..................................  34
     8.9.   Offering Memorandum.............................  34
     8.10.  Other Transactions..............................  34
     8.11.  No Material Adverse Effect......................  34
     8.12.  Certificates....................................  34
     8.13.  Regulatory Matters..............................  35
     8.14.  Consents........................................  35
     8.15.  Related Party Indebtedness......................  36
     8.16.  Documents.......................................  36
     8.17.  Additional Matters Relating to Option Shares....  36
     8.18.  Additional Conditions...........................  36
            (a)  Servicing Purchase Agreements..............  36
            (b)  Certificate of Designation.................  36
            (c)  Letter from FBR............................  37
            (d)  Warehouse Line Agreement...................  37
            (e)  Flow Loan Purchase Agreement...............  37
            (f)  Right of First Refusal.....................  37
            (g)  Amendment of Placement Agreement...........  38
            (h)  Agreements with FBR and Emanuel J.
                 Friedman...................................  38
            (i)  Employment and Non-Competition Agreements..  38
            (j)  Option Agreement...........................  38

Section 9.  Conditions to Closing...........................  39

Section 10. Compliance with the Securities Act..............  39
     10.1.  Information Available...........................  39
     10.2.  Legend Requirement..............................  39

Section 11. Broker's Fee....................................  40

Section 12. Notices.........................................  41

Section 13. Amendments......................................  42

Section 14. Headings........................................  42

Section 15. Enforcement.....................................  42

Section 16. Governing Law...................................  43

Section 17. Severability....................................  43

Section 18. Counterparts....................................  44
<PAGE 2>

Section 19. Assignment......................................  44


EXHIBITS

EXHIBIT A - TERMS OF REGISTRATION RIGHTS AGREEMENT..........  46

EXHIBIT B - TERMS OF SERIES A PREFERRED STOCK...............  47

EXHIBIT C - TERMS OF BULK SERVICING PURCHASE AGREEMENT......  48

EXHIBIT D - TERMS OF FLOW SERVICING PURCHASE AGREEMENT......  49

EXHIBIT E - JURISDICTIONS OF FOREIGN QUALIFICATION..........  52

EXHIBIT F - OTHER TRANSACTIONS..............................  53

EXHIBIT G - FBR LETTER RE:  VOTING OF SHARES ...............  54

EXHIBIT H - TERMS OF WAREHOUSE LINE AGREEMENT...............  55

EXHIBIT I - TERMS OF FLOW LOAN PURCHASE AGREEMENT...........  61

EXHIBIT J - TERMS OF RIGHT OF FIRST REFUSAL AGREEMENT.......  62

EXHIBIT K - LIST OF EMPLOYEES REQUIRED TO ENTER INTO
            EMPLOYMENT AGREEMENTS...........................  65

                    MEGO MORTGAGE CORPORATION

                         PREFERRED STOCK
                       PURCHASE AGREEMENT

          This Preferred Stock Purchase Agreement is made as of June 9, 1998, by and between Sovereign Bancorp, Inc., a Pennsylvania corporation, with its principal offices at 1130 Berkshire Boulevard, P.O. Box 12646, Reading, Pennsylvania 19612 (the "Purchaser"), and Mego Mortgage Corporation (the "Company"), a Delaware corporation, with its principal offices at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia.
          WHEREAS, the Company is engaging in a plan of recapitalization (the "Recapitalization") which includes the following: (i) a private offering (the "Common Stock Offering") of shares of its common stock, par value $.01 per share (the "Common Stock"); (ii) a private offering (the "Series A Preferred Stock Offering") by the Company of shares of its Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"); and (iii) an exchange offer to occur concurrent with the Common Stock Offering and the Series A Preferred Stock Offering (together, the "Offerings") and as a condition thereto to exchange shares of Series A Preferred Stock and/or new 12.5% Subordinated Notes Due 2001 ("New Notes") of the Company or a combination thereof, subject to certain limitations, for any and all of the outstanding 12.5% Senior Subordinated Notes Due 2001 of the Company, subject to certain conditions (the "Exchange Offer");
          WHEREAS, the Company will enter into a Placement Agreement (the "Placement Agreement"), with Friedman, Billings,
<PAGE 1> Ramsey & Company, Incorporated ("FBR"), a Virginia
corporation, pursuant to which FBR will act as placement agent in connection with the issue and sale of the Common Stock and Series A Preferred Stock (together with the New Notes, the "Securities") to be issued in the Offerings, and;
          WHEREAS, the completion of the Offerings (the "Closing") is scheduled to take place on June 18, 1998, or such other date (the "Closing Date") as is agreed upon by the Company and FBR;
          WHEREAS, the Company wishes to offer and sell to Purchaser, and Purchaser wishes to buy from the Company, on the terms and conditions set forth herein, up to 10,000 shares of Series A Preferred Stock having an aggregate liquidation amount of $10,000,000 for a purchase price of $1,000 per share, or $10,000,000 in aggregate;
          WHEREAS, the Company wishes to grant to Purchaser an option to purchase up to 6,666,667 shares of Common Stock at a purchase price of $1.50 per share on the terms and conditions set forth herein;
          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Purchase Agreement, the parties agree as follows:
          Section 1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the draft of the Company's Offering Memorandum, dated June 9, 1998 attached hereto as Attachment 1 (the "Offering Memorandum").
          Section 2. Agreement to Sell and Purchase the Securities. Subject to the terms and conditions of this Purchase
<PAGE 2> Agreement, that certain registration rights agreement
(the "Registration Rights Agreement") to be entered into by and between the Company and Purchaser, as provided in Exhibit A hereto, and the Placement Agreement, the Company agrees to sell and Purchaser agrees to buy 10,000 shares (the "Initial Shares") of Series A Preferred Stock having an aggregate liquidation amount of $10,000,000 for a purchase price of $1,000 per share, or $10,000,000 in the aggregate (the "Purchase Price"). The terms of the Series A Preferred Stock will be as set forth on Exhibit B hereto. Purchaser shall pay the Purchase Price on the Closing Date in New York Clearing House Funds, to the account of the Company.
          The Company represents to Purchaser that, prior to the Closing, the Company will be executing substantially identical purchase agreements with respect to shares of Common Stock and Series A Preferred Stock (except for the name and address of the Purchaser and the number of shares of Series A Preferred Stock and Common Stock purchased) with certain other investors (the "Other Purchasers") for an aggregate purchase price of at least $20,000,000. Purchaser and Other Purchasers are hereinafter sometimes referred to as the "Purchasers," and this Purchase Agreement and such other Purchase Agreements are hereinafter sometimes referred to as the "Purchase Agreements."
          Section 3. Option Shares. In addition, upon the basis of the warranties and representations and other terms and conditions herein set forth, the Company will at the Closing grant an option (the "Option") to the Purchaser to purchase from the Company up to 6,666,667 additional shares of Common Stock at
<PAGE 3> a purchase price of $1.50 per share (the "Option
Shares"), which option will be evidenced by an Option Agreement (the "Option Agreement") which shall be delivered by the Company to Purchaser at the Closing and which shall include antidilution provisions in form and substance satisfactory to Purchaser. The Option will expire 180 days after the second anniversary of the Closing Date and may be exercised in whole or in part at any time and from time to time upon written notice by the Purchaser to the Company setting forth the number of Option Shares as to which the Purchaser is then exercising the Option and the time and date of payment and delivery for such Option Shares. Any such time and date of delivery (a "Date of Delivery") shall be determined by Purchaser, but shall not be later than five full business days (nor earlier, without the consent of the Company, than three full business days) after the exercise of said option (and the delivery of such notice, such delivery date being referred to as the "Notice Date"). Each closing at which the documents relating to the purchase of Option Shares are exchanged is referred to as an "Option Closing." The Initial Shares and the Option Shares are referred to as the "Shares."
          Section  4.    Issuance of the Certificates
Representing the Securities. At the Closing and at each Option Closing, the Company will cause to be delivered to the Purchaser, one certificate for the Initial Shares or the Option Shares being purchased, as applicable, registered in the name of Purchaser as set forth on the signature page hereof (or in such other name as may be designated by Purchaser to the Company in writing) upon payment of the applicable purchase price therefore). <PAGE 4>
          Section 5. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, Purchaser as follows:
               5.1. Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity, to own, lease and license its assets and properties and conduct its business as now being conducted and as described in the Offering Memorandum, except for such authorizations, approvals, consents, orders, licenses, certificates and permits the failure to so obtain would not have a material adverse effect upon the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"); no such authorization, approval, consent, order, license, certificate or permit contains a materially burdensome restriction other than as disclosed in the Offering Memorandum; and the Company has all such corporate power and authority, and has or will have as of the Closing such authorizations, approvals, consents, orders, licenses, certificates and permits as shall be necessary to enter into, deliver and perform this Agreement, the Purchase Agreements and the Other Transaction Documents (as defined in Section 5.3, below) and to issue and sell the Securities (except as may be required under state securities laws). The Company is duly
<PAGE 5> qualified to do business and is in good standing in every jurisdiction where such qualification is required by controlling law and where the failure to so qualify is reasonably likely to have a Material Adverse Effect. The Company has no subsidiaries that would be deemed to be "significant subsidiaries" for purposes of Rule 1-02 of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), substituting in the tests set forth in such rule the figure "5%" in each case for "10%."
               5.2. Authorized Capital Stock. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Memorandum. All issued and outstanding shares of Company capital stock have been duly and validly authorized and issued, are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and have not been issued in violation of or subject to any preemptive right, co-sale right, registration right, right of first refusal or other similar right. All of the outstanding shares of capital stock of the Company's subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Company, free and clear of any lien, pledge, charge, security interest or other encumbrance. The Shares have been duly authorized and, in the case of the Option Shares, reserved for issuance, and, when issued and sold pursuant to this Purchase Agreement and, in the case of the Option Shares, the Option Agreement, will be duly and validly issued, fully paid and nonassessable and none of them will be issued in violation of any
<PAGE 6> preemptive or other similar right.  Except as disclosed in the Offering Memorandum, there is no outstanding option, warrant or other right calling for the issuance of, and there is no commitment, plan or arrangement to issue, any share of capital stock of the Company or any subsidiary or any security convertible into, or exercisable or exchangeable for, such capital stock. The shares of Common Stock into which the Initial Shares are convertible (the "Underlying Common Stock") have been duly authorized and reserved for issuance and, when issued upon such conversion, will be duly and validly issued, fully paid and nonassessable and none of them will be issued in violation of any preemptive or other similar right. The Shares and the Common Stock conform in all material respects to all statements in relation thereto contained in the Offering Memorandum.
               5.3. Due Execution, Delivery and Performance. The execution, delivery and performance of each of this Agreement and the Placement Agreement, the Registration Rights Agreement, the Purchase Agreements entered into with the Other Purchasers, the Option Agreement and the similar Option Agreement entered into between the Company and City National Bank of West Virginia ("City National"), the Bulk Servicing Purchase Agreement and the Flow Servicing Purchase Agreement referred to in Section 8.5 below (the "Servicing Purchase Agreements"), the Warehouse Line Agreement referred to in Section 8.18(d) below, and the Flow Purchase Agreement referred to in Section 8.18(e) below (collectively, the "Other Transaction Documents") by the Company
(a) have been (or prior to Closing will be) duly authorized by all requisite corporate action of the Company and (b) will not
<PAGE 7> violate (i) the Certificate of Incorporation or Bylaws of the Company, or (ii) any provision of any indenture, mortgage, agreement, contract, or other instrument to which the Company or any of its subsidiaries is bound or be in conflict with, or result in a breach of or constitute (upon notice or lapse of time or both) a default under any such indenture, mortgage, agreement, contract, or other instrument or result in the creation or imposition of any lien, security interest, mortgage, pledge, charge or other encumbrance of any nature whatsoever upon any of the properties or assets of the Company or any of its subsidiaries, except for any such violations, conflicts, breaches or defaults which have been waived in writing as of the Closing or would not have a Material Adverse Effect. Upon execution and delivery, this Agreement and the Other Transaction Documents will constitute legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except insofar as the enforcement thereof may be limited by bankruptcy law or other laws relating to or affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as rights to indemnity or contribution may be limited under applicable law.
               5.4. Offering Memorandum and Additional
Information. The Company has furnished, and Purchasers acknowledge receipt of the Offering Memorandum.
          The Offering Memorandum when combined with the documents incorporated by reference therein does not, and any amendment or supplement thereto will not, contain any untrue
<PAGE 8> statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each document incorporated by reference into the Offering Memorandum complies in all material respects with the requirements of the Exchange Act, and the Commission's rules and regulations thereunder ("Exchange Act Regulations") and, when read together with the other information in the Offering Memorandum, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
               5.5. Legal Proceedings. There are no actions, suits, investigations or proceedings pending or threatened other than as disclosed in the Offering Memorandum (including the documents incorporated by reference therein and provided to the Purchasers) to which the Company or any of its subsidiaries is a party or to which any of their properties is subject before or by any court or governmental agency or both which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; and to the knowledge of the Company, no such actions, suits, investigations or proceedings are threatened by any person, corporation or governmental agency or body.
               5.6. No Material Adverse Change. Subsequent to the respective dates as of which information is given in the Offering Memorandum, and except as specifically described therein, there has not been (i) any material adverse change in the business, properties or assets described or referred to in
<PAGE 9> the Offering Memorandum, or the results of operations, condition (financial or otherwise) earnings, operations, business or business prospects, of the Company and its subsidiaries, taken as a whole, (ii) any transaction entered into (whether binding or nonbinding) by the Company and/or its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, except transactions in the ordinary course of business, (iii) any obligation that is material to the Company and its subsidiaries, direct or indirect, contingent or noncontingent, matured or unmatured, absolute or otherwise, incurred by the Company or its subsidiaries, except obligations incurred in the ordinary course of business, (iv) any change in the capital stock (other than upon the exercise of stock options described in the Offering Memorandum) or outstanding indebtedness of the Company or its subsidiaries (other than indebtedness incurred in the ordinary course of business consistent with past practice), (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any of its subsidiaries, or
(vi) any change in senior management or key employees, and no such change or event is reasonably expected.
               5.7. Law and Regulation. The Company and its subsidiaries are in compliance with, and conduct their respective businesses in conformity with all applicable laws and governmental regulations governing the businesses conducted by the Company and its subsidiaries, as the case may be, except for failures to comply or conform which would not have a Material Adverse Effect. <PAGE 10>
               5.8. Accounting Matters. Deloitte & Touche LLP ("D&T"), which has audited the financial statements, together with the related notes, of the Company as of August 31, 1997 and 1996, and for each of the three years ended August 31, 1997, 1996, and 1995, which are included in the Offering Memorandum, are independent public accountants as required by the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act Regulations (as if the Offering Memorandum was a prospectus filed as part of a registration statement filed under the Securities Act).
          The financial statements included or incorporated by reference in the Offering Memorandum comply as to form in all material respects with applicable accounting requirements of the Securities Act, the Securities Act Regulations, the Exchange Act, and the Exchange Act Regulations, including Regulation S-X under the Securities Act (as if such financial statements were filed with or incorporated by reference in a registration statement under the Securities Act), and said financial statements present fairly the financial position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated and the results of their operations for the periods specified; except as otherwise stated in the Offering Memorandum, such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and such financial statements are consistent in all material respects with financial statements and other reports filed by the Company and its Subsidiaries with the Commission; the supporting schedules included are incorporated by reference in the Offering
<PAGE 11> Memorandum and present fairly the information required to be stated therein. The selected and summary financial and statistical data included in the Offering Memorandum present fairly the information shown therein and have been compiled on a basis consistent with the audited financial statements presented therein.
          The Company and each of its subsidiaries (i) make and keep books and records which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
(ii) maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect thereto, and (d) access to assets is permitted only with management's general or specific authorization; and (iii) otherwise conform to the requirements of the Exchange Act, Section 13(b) and Regulation 13b-2 thereunder and shall continue to do so for so long as Purchaser holds any Shares.
               5.9. Compliance with Securities Laws.  Assuming
(i) the accuracy of the representations and warranties of FBR and the Purchasers as set forth in the Placement Agreement and the Purchase Agreements, and (ii) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either
<PAGE 12> "qualified institutional buyers" (as defined in
Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act) (the Company having received representations from such persons to that effect), the Company has complied with all applicable federal and state securities or Blue Sky laws in connection with the Offerings and the Offerings are or will be exempt from registration under such laws.
               5.10.     Intangibles.  The Company owns or
possesses adequate and enforceable rights to use all trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively, "Intangibles") necessary for the conduct of its business as described in the Offering Memorandum. The Company has not received any notice of, nor to its best knowledge is aware of, any infringement of or conflict with asserted rights of others with respect to any Intangibles which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.
               5.11. Title. The Company has good title to each of the items of personal property which are reflected in the financial statements referred to in Section 5.8 or are referred to in the Offering Memorandum as being owned by it and valid and enforceable leasehold interests in each of the items of real and personal property which are referred to in the Offering Memorandum as being leased by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects,
<PAGE 13> other than those described in the Offering Memorandum and those which do not and will not have a Material Adverse
Effect.
               5.12. Contracts. Each material contract or agreement to which the Company is a party is in full force and effect and is valid and enforceable by and against the Company in accordance with its terms, assuming the due authorization, execution and delivery thereof by each of the other parties thereto. Except as disclosed in the Offering Memorandum, neither the Company, nor to the best knowledge of the Company, any other party is in default in the observance or performance of any term or obligation to be performed by it under any such agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect. Except as described in the Offering Memorandum, no default exists, and no event has occurred which with notice or lapse of time or both would constitute a default, in the due performance and observance of any term, covenant or condition, by the Company of any other agreement or instrument to which the Company is a party or by which it or its properties or business may be bound or affected which default or event would have a Material Adverse Effect.
               5.13. No Violation. The Company is not in violation of any term or provision of its Certificate of Incorporation or Bylaws or of any franchise, license, permit, judgment, decree, order, statute, rule or regulation, where the consequences of such violation would have a Material Adverse Effect. <PAGE 14>
               5.14.     Transactions with Affiliates.  No
transaction has occurred or is contemplated between or among the Company and any of its officers or directors or any affiliate or affiliates of any such officer or director that would have been required to be described in the Offering Memorandum if it were part of a Registration Statement under the Securities Act and is not described in the Offering Memorandum.
               5.15. No Manipulation. The Company has not taken, nor will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of any of the Shares.
               5.16.     Taxes.  The Company or its former
parent, Mego Financial Corp., has filed all Federal, state, local and foreign tax returns which are required to be filed by the Company through the date hereof, or has received extensions thereof, and has paid all taxes shown on such returns and all assessments received by it to the extent that the same are material and have become due.
               5.17. Investment Company Act of 1940. The Company is not, and will not become upon the issuance and sale of the Securities and the application of net proceeds therefrom as described in the Offering Memorandum under the caption "Use of Proceeds," an "investment company" or, assuming that FBR is not an "investment company," an entity "controlled" by an "investment
<PAGE 15> company" as such terms are defined in the Investment
Company Act of 1940, as amended (the "1940 Act").
               5.18. Use of Proceeds. The Company will apply the proceeds from the Offerings as set forth in the Offering Memorandum.
               5.19. Board of Directors. As of the Closing, the Board of Directors of the Company shall have seven members and Purchaser shall be entitled at the Closing or at any time thereafter to designate one member, who shall be appointed to the Board of Directors promptly following his designation and who shall also be elected to any executive or similar committee of the Board of Directors. After the Closing and until the first date on which Purchaser holds shares of Series A Preferred Stock (on an as-converted basis) and Common Stock representing less than 7.0% of the outstanding shares of Common Stock (including the number of shares of Common Stock into which all outstanding shares of Series A Preferred Stock are convertible) (the "7% Termination Date") (a) the Board of Directors shall continue to have seven members (as adjusted pursuant to the following sentence and the similar provision of the Preferred Stock Purchase Agreement of even date herewith between the Company and City National), and (b) Purchaser shall be entitled to nominate one member of the Board of Directors at each meeting of shareholders at which directors are elected, and such member shall also be elected to any executive or similar committee of the Board of Directors. Promptly following the first to occur of
(i) the purchase by Purchaser pursuant to the exercise of the Option of all of the Option Shares, or (ii) the acquisition by
<PAGE 16> Purchaser by exercise of the Option or otherwise of such number of shares of Common Stock that Purchaser shall immediately following such acquisition own in the aggregate 15 percent (15%) or more of the then outstanding shares of Common Stock, the number of members of the Board of Directors shall be increased by one and Purchaser shall be entitled to designate one additional member of the Board of Directors, such designee to be promptly appointed by the Board of Directors to fill the vacancy so created. Thereafter and until the 7% Termination Date, Purchaser shall be entitled to nominate two members of the Board of Directors at each meeting of shareholders at which directors are elected, and one such member designated by Purchaser shall be elected to any executive or similar committee of the Board of Directors. The Company shall use its best efforts to cause the nominees of Purchaser to be elected to the Board of Directors and appointed to such committee. In addition, Purchaser shall have the right at all times until the 7% Termination Date to designate a representative (who shall be reasonably satisfactory to the Company) who shall be given notice of and who shall have the right to attend all meetings of the Board of Directors of the Company and all meetings of any executive or similar committee of the Board of Directors.
               5.20. Certificates. Any certificates signed by any officer of the Company or its subsidiaries, and delivered to the Purchasers or to counsel for the Purchasers pursuant to the terms of this Agreement shall be deemed a representation and warranty by the Company to the Purchaser as to the matters covered thereby. <PAGE 17>
               5.21. Rolly White. Prior to Closing, the Company shall offer Rolly White a senior position with the Company with responsibilities relating to loan production and retail acquisitions and shall use commercially reasonable efforts to employ Mr. White in such position as soon as possible.
               5.22. Mortgage-Related Asset Revaluation. Immediately following Closing, the Company shall cooperate with Purchaser, with the advice of their respective advisors, to arrive at a mutually satisfactory, and more conservative set of assumptions to be used to value the mortgage-related assets carried on the Company's balance sheet.
               5.23. Other Transactions. The material terms of all of the transactions relating to the Recapitalization are accurately disclosed on Exhibit F.
               5.24.     Best Efforts.  The Company shall
cooperate with Purchaser and shall use its reasonable best efforts to do or cause to be done all things necessary or appropriate on its part in order to effect the consummation of the transactions contemplated under this Agreement.
               5.25.     Due Diligence.  In order to permit
Purchaser to perform further due diligence, the Company shall give to Purchaser and its accountants, counsel and other authorized representatives reasonable access during normal business hours throughout the period prior to the Closing Date to all of its properties, books, records, contracts and other documents relating to its business as Purchaser may reasonably request, subject to the obligation of Purchaser and its authorized representatives to maintain the confidentiality of all
<PAGE 18> non-public information concerning the Company obtained by reason of such access.
               5.26. Waiver of Certain Claims. The Company acknowledges that Purchaser is a unitary thrift holding company which owns all of the outstanding capital stock of Sovereign Bank, a federally chartered savings bank ("Sovereign Bank"), which now and which may in the future compete directly or indirectly with the Company. The Company hereby waives and covenants not to sue Purchaser, Sovereign Bank and Purchaser's other affiliated entities, and the officers, directors, employees and agents of each of them (including, without limitation, any person who is appointed to the Board of Directors of the Company pursuant to Section 5.19 above) and the heirs, personal representatives, successors and assigns of each of them (collectively, the "Released Parties") in connection with any and all claims, causes of action, counterclaims, set-offs and rights of contribution, at law or in equity, which the Company (alone or in combination with others) may in the future have against the Released Parties or any of them for any liability for any loss, damage, injury or expense of any kind arising from or relating to any: (i) conflict or alleged conflict of interest, (ii) breach or alleged breach of any fiduciary duty which may be owed to the Company (including, without limitation any breach or alleged breach of the duty of loyalty arising under the corporate opportunity doctrine), or (iii) violation or alleged violation of any similar duty or obligation which may arise by reason of the fact that Purchaser and/or Sovereign Bank and Purchaser's other affiliated entities will following consummation of the <PAGE 19> transactions contemplated by this Agreement be a stockholder of the Company, have one or more of its designees serving as directors of the Company, be a provider of credit to the Company, a purchaser of mortgages from the Company, a provider of services to the Company, or otherwise.
          Section 6. Representations, Warranties and Covenants of Purchaser. Purchaser hereby represents, warrants and covenants to the Company as follows:
               6.1. Compliance with United States Securities Laws. Purchaser understands and acknowledges that the Shares and the Underlying Common Stock have not been registered under the Securities Act, and that the Shares and the Underlying Common Stock may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the Securities Act), unless such Securities are registered under the Securities Act or such offer or sale is made pursuant to an exemption from the registration requirements of the Securities Act. The Shares are being offered and sold in reliance on an exemption from registration pursuant to
Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. Purchaser further represents that it has read and understands the investor notices and legends set forth in the Offering Memorandum.
               6.2. Status of Purchaser. Purchaser is purchasing the Shares and will acquire the Underlying Common Stock for its own account or for persons or accounts as to which it exercises investment discretion. Such Purchaser is an "accredited investor" (as defined in Rule 501(a) under the Securities Act)
<PAGE 20> and is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in restricted securities and has requested, received, reviewed and considered all information it deems relevant in making a decision to execute this Purchase Agreement and to purchase the Shares. Purchaser has agreed to purchase the Shares for investment and not with a view to distribution. To the extent that any certificate representing the Shares is registered in the name of Purchaser's nominee, Purchaser confirms that such nominee is acting as custodian for Purchaser of the Shares represented thereby.
               6.3. Restrictions on Re-Sale. Purchaser understands that the Shares and the Underlying Common Stock are only transferable on the books and records of the Company and its Transfer Agent and Registrar and that the Company and the Transfer Agent and Registrar will not register any transfer of the Shares or the Underlying Common Stock which the Company in good faith believes violates the restrictions set forth in this
Section 6.3 or violates any state or federal securities laws. Purchaser will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) its rights under this Purchase Agreement or the Shares or the Underlying Common Stock otherwise than in compliance with the Securities Act, any applicable state securities or blue sky laws and any applicable securities laws of jurisdictions outside the United States, and the rules and regulations promulgated thereunder. <PAGE 21>
          Purchaser understands that the Company intends to register the Option Shares and the Underlying Common Stock under the Securities Act as contemplated in the Registration Rights Agreement. After registration of the Option Shares and the Underlying Common Stock under the Securities Act, Purchaser agrees to comply with the prospectus delivery and all other requirements of the Securities Act in connection with any sale or other disposition of the Option Shares and the Underlying Common Stock. Purchaser agrees that Purchaser or its broker will deliver to each transferee a copy of a current prospectus until the Company gives written notice to the Purchaser that delivery of a current prospectus is no longer required. Purchaser agrees to confirm with the Company that the prospectus is in fact current and that the Option Shares and the Underlying Common Stock may be lawfully sold prior to any sale or other disposition by Purchaser.
               6.4. Due Execution, Delivery and Performance of the Purchase Agreement and Other Obligations. Upon approval of this Agreement and the transactions contemplated herein by its Board of Directors: Purchaser will have full right, power, authority and capacity to enter into this Purchase Agreement and to consummate the transactions contemplated hereby; the execution, delivery and performance of this Purchase Agreement by Purchaser will have been duly authorized by all requisite corporate action of Purchaser; upon the execution and delivery of this Purchase Agreement by Purchaser, this Purchase Agreement shall constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its
<PAGE 22> terms except insofar as the enforcement thereof may be limited by bankruptcy law or other laws relating to or affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as rights to indemnity and contribution may be limited under applicable law.
               6.5. Representations, Warranties and Covenants at Closing. Each of the representations and warranties contained in this Section 6 is true and correct as of the date of this Purchase Agreement and will be true and correct as of the Closing Date or the applicable Date of Delivery with the same effect as though such representations and warranties had been made on and as of such date. Each of the covenants contained in this
Section 6 will have been performed as of the Closing Date or the applicable Date of Delivery if performance is required as of such date by this Section 6.
          Section 7. Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any investigation made by either party to this Purchase Agreement, all representations, warranties, covenants and agreements made by the Company and Purchaser herein shall survive the execution of this Purchase Agreement, the delivery of certificates representing the Shares and the receipt of payment for the Shares.
          Section 8. Conditions to Closing. The obligations of the Purchaser hereunder are subject to (i) the accuracy of the representations and warranties on the part of the Company in all material respects on the date hereof, at the Closing Date and at
<PAGE 23> each Date of Delivery, (ii) the performance by the
Company of its obligations hereunder in all material respects, and (iii) the following further conditions:
               8.1. Exchange Offer. The Company shall have consummated the Exchange Offer with respect to at least
$76 million in aggregate principal amount of Original Notes.
               8.2. Additional Equity. The Company shall have consummated the sale of additional shares of Common Stock and Series A Preferred Stock pursuant to the Offerings for aggregate gross proceeds to the Company of not less than $20,000,000.
               8.3. Purchaser Board Approval. Purchaser's Board of Directors shall have approved this Purchase Agreement and the transactions contemplated hereby. Purchaser warrants and represents that such approval has been obtained as of the date hereof.
               8.4. Waiver of Change of Control Payments. All current and former directors, officers, employees and consultants of the Company or any subsidiary who would be entitled as a result of the consummation of the Recapitalization to receive payments or other benefits pursuant to "change of control" provisions of any agreement between such person and the Company or any subsidiary shall have irrevocably waived their rights to receive such payments or benefits and the Company shall have irrevocably determined not to make such payments.
               8.5. Servicing Purchase Agreements. The Company and City National shall have entered into a Bulk Servicing Purchase Agreement including the terms set forth on Exhibit C and a Flow Servicing Purchase Agreement including the terms set forth
<PAGE 24> on Exhibit D and each such Agreement shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.
               8.6. Registration Rights Agreement. The Company and Purchaser shall have entered into the Registration Rights Agreement and such Agreement shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.
               8.7. Opinion of Greenberg Traurig. The Company shall have furnished to the Purchaser on the Closing Date and on each Date of Delivery an opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., counsel for the Company, addressed to the Purchaser and dated the Closing Date and each Date of Delivery and in form reasonably satisfactory to Stevens & Lee, counsel for the Purchaser, stating that:
                    (a)  the authorized shares of capital stock
     of the Company conform as to legal matters to the description thereof contained in the Offering Memorandum under the heading "Description of Capital Stock"; the Company has an authorized capitalization as set forth in the Offering Memorandum under the caption "Capitalization"; the issued and outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; to such counsel's knowledge, except as set forth in the Offering Memorandum, there are no outstanding (i) securities or obligations of the Company convertible into or exercisable or exchangeable for any shares of capital stock of the Company, <PAGE 25>
     (ii) warrants, rights, or options to subscribe for or purchase from the Company any shares of capital stock or any such convertible or exchangeable securities or obligations, or (iii) obligations of the Company to issue any shares of capital stock, any such convertible or exchangeable securities or obligation, or any such warrants, rights, or options; the Shares have been duly authorized and, in the case of the Option Shares, reserved for issuance, and, when issued and sold pursuant to this Purchase Agreement and, in the case of the Option Shares, the Option Agreement, will be duly and validly issued, fully paid and nonassessable; the shares of Common Stock into which the Shares are convertible have been duly authorized and reserved for issuance and, when issued upon such conversion in accordance with the terms thereof, will be duly and validly issued, fully paid and nonassessable.
                    (b)  the Company has been duly incorporated
     and is validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, lease and license its assets and properties and conduct its business as now being conducted and as described in the Offering Memorandum and to enter into, deliver and perform this Agreement, the Purchase Agreements and the Other Transaction Documents;
                    (c)  the Company is duly qualified in or
     registered by and in good standing as a foreign corporation in each jurisdiction listed on Exhibit E hereto; <PAGE 26>
                    (d)  to such counsel's knowledge, except as
     described in the Offering Memorandum, the Company is not in breach of, or in default under (nor has any event occurred that with notice, lapse of time, or both would constitute a breach of or default under) its Certificate of Incorporation or in the performance or observation of any obligation, agreement, covenant, or condition contained in any license, indenture, mortgage, deed of trust, loan or credit agreement, or any other agreement or instrument known to such counsel to which the Company or any of its subsidiaries is a party or by which any of them or their respective properties may be bound or affected or under any law, regulation, or rule or any decree, judgment, or order applicable to the Company or any of its subsidiaries, except such breaches or defaults that are not reasonably likely to have a Material Adverse Effect;
                    (e) the execution, delivery, and performance of this Agreement and the Other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated under this Agreement and the Other Transaction Documents, as the case may be, do not and will not conflict with, or result in any breach of, or constitute a default under (nor constitute any event that with notice, lapse of time, or both would constitute a breach of or default under) (i) any provisions of the Company's certificate of incorporation or by-laws, (ii) any provision of any license, indenture, mortgage, deed of trust, loan or credit agreement, or other agreement or instrument known to
     <PAGE 27> such counsel and to which the Company or any
     subsidiary is a party or by which any of them or their respective properties may be bound or affected, or (iii) to such counsel's knowledge, assuming (x) the accuracy of the representations and warranties of the Company, FBR and the Purchasers set forth in the Placement Agreement, the Purchase Agreements and the Other Transaction Documents, and
     (y) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act), any law or regulation or any decree, judgment, or order applicable to the Company or any subsidiary, except in the case of clause (ii) for such conflicts, breaches, or defaults that have been waived or individually or in the aggregate are not reasonably likely to have a Material Adverse Effect;
                    (f)  the Company has full corporate power,
     and authority to enter into and perform this Agreement and the Other Transaction Documents and to consummate the transactions contemplated herein; this Agreement and the Other Transaction Documents have been duly authorized, executed, and delivered by the Company and will constitute valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally, and by general principles of equity, whether
     <PAGE 28> considered at law or in equity, and except as
     rights to indemnity or contribution may be limited under applicable law;
                    (g)  assuming (x) the accuracy of the
     representations and warranties of the Company, FBR and the Purchasers set forth in the Placement Agreement, the Purchase Agreements and the Other Transaction Documents, and
     (y) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act), no approval, authorization, consent, or order of or filing with any federal or, to such counsel's knowledge, state governmental or regulatory commission, board, body, authority, or agency is required in connection with the execution, delivery, and performance by the Company of this Agreement and the Other Transaction Documents or the consummation of the transactions contemplated hereby and thereby by the Company, or the sale and delivery of the Shares by the Company as contemplated hereby, other than (i) the filing of a certificate of designation of the Series A Preferred Stock with the Secretary of State of Delaware, (ii) the filing of a Current Report on Form 8-K, (iii) filings required pursuant to the terms of the Registration Rights Agreement and any other registration rights agreements entered into pursuant to the Offerings and the Exchange Offer, and
     <PAGE 29> (iv) as may be required pursuant to any state
     securities laws;
                    (h) to such counsel's knowledge, each of the Company and its subsidiaries has all necessary licenses, authorizations, consents, and approvals and has made all necessary filings required under any federal, state, or local law, regulation or rule, and has obtained all necessary authorizations, consents, and approvals from other persons, required to conduct their respective businesses, as described in the Offering Memorandum, except to the extent that any failure to have any such licenses, authorizations, consents, or approvals would not, individually or in the aggregate, have a Material Adverse Effect; to such counsel's knowledge, neither the Company nor any of its subsidiaries is in violation of, in default under, or has received any notice regarding a possible violation, default, or revocation of any such license, authorization, consent, or approval or any federal, state, local, or foreign law, regulation, or decree, order, or judgment applicable to the Company or any of its subsidiaries, which would result in a Material Adverse Effect; and no such license, authorization, consent, or approval contains a materially burdensome restriction that is not adequately disclosed in the Offering Memorandum;
                    (i)  the issuance and sale of the Shares by
     the Company is not subject to preemptive or other similar rights arising by operation of law, under the Certificate of Incorporation or Bylaws of the Company or under any
     <PAGE 30> agreement known to such counsel to which the
     Company or any of its subsidiaries is a party;
                    (j) the form of certificate used to evidence the Common Stock complies in all material respects with all applicable statutory requirements, with any applicable requirements of the Certificate of Incorporation and Bylaws of the Company and the requirements of The Nasdaq National Market;
                    (k)  the statements under the captions
     "Business -- Government Regulation," "Description of the Original Notes," "Description of the New Notes," "Description of Capital Stock" and "Certain Federal Income Tax Consequences" in the Offering Memorandum, insofar as such statements constitute a summary of the legal matters referred to therein, constitute accurate summaries thereof in all material respects;
                    (l)  except as described in the Offering
     Memorandum, to such counsel's knowledge, there are no actions, suits, investigations or proceedings pending to which the Company or any of its subsidiaries is a party or to which any of their properties is subject before or by any court or governmental agency or both, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect,
                    (m)  neither the Company nor any of its
     subsidiaries is, or solely as a result of transactions contemplated hereby and the application of the proceeds from the sale of the Shares or the consummation of the <PAGE 31> Recapitalization, will become an "investment company" or, assuming that FBR is not an "investment company," a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").
          In addition, such counsel shall state that they have participated in conferences with the directors, officers and employees of the Company and its independent public accountants at which the contents of the Offering Memorandum were discussed and, although such counsel is not passing upon and does not assume responsibility for the accuracy, completeness, or fairness of the statements contained in the Offering Memorandum (except as and to the extent stated above), they have no reason to believe that the Offering Memorandum, as of its date and as of the date of such counsel's opinion, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that, in each case, such counsel need express no view with respect to the financial statements and other financial and statistical data included in the Offering Memorandum).
               8.8. Comfort Letter. The Purchaser shall have received from Deloitte & Touche LLP, letters relating to the Offering Memorandum dated as of the Closing Date and each Date of Delivery, as applicable, addressed to the Purchaser and in form and substance satisfactory to it. <PAGE 32>
               8.9. Offering Memorandum.  The Offering
Memorandum, as amended or supplemented after the date hereof, shall not, in Purchaser's reasonable judgment, (i)disclose a material change in the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole, as described in the Offering Memorandum, or (ii) contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
               8.10. Other Transactions. There shall have been, in Purchaser's reasonable judgment, no material change in the terms of the transactions described in Exhibit F.
               8.11. No Material Adverse Effect. Between the time of execution of this Agreement and the Closing Date or the relevant Date of Delivery no event shall have occurred which has had or is reasonably likely to have a Material Adverse Effect.
               8.12. Certificates. The Company will, on the Closing Date and on each Date of Delivery, deliver to the Purchaser a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that, to each of such officer's knowledge, the representations and warranties of the Company set forth in this Agreement are true and correct as of such date and the conditions set forth in Sections 8.1, 8.2, 8.4, 8.10, 8.11, 8.14 and 8.15 of this
Agreement have been met. The Company shall have furnished to the Purchaser such other documents and certificates as to the
<PAGE 33> accuracy and completeness of any statement in the
Offering Memorandum, the representations, warranties and statements of the Company contained herein, and the performance by the Company of its covenants contained herein, and the fulfillment of any conditions contained herein as of the Closing Date or any Date of Delivery as the Purchaser may reasonably request.
               8.13. Regulatory Matters. Purchaser shall have received all approvals from the Office of Thrift Supervision and any other regulatory agency having jurisdiction over Purchaser, necessary to consummate the transactions contemplated by this Agreement.
               8.14.     Consents.  The Company shall have
obtained in writing all consents of third parties necessary to permit the consummation of the transactions contemplated by this Agreement and the Other Transaction Documents and no such consent shall contain any term or condition that Purchaser reasonably deems to be materially disadvantageous to the Company or Purchaser.
               8.15. Related Party Indebtedness. At the Closing, the Company shall have no outstanding indebtedness to Mego Financial Corp.
               8.16.     Documents.  The Company shall have
delivered to Purchaser executed copies of the Purchase Agreements entered into with the Other Purchasers and all other agreements between the Company and any Other Purchasers or any holder of the Original Notes or the New Notes relating to the Offerings or the Recapitalization. <PAGE 34>
               8.17. Additional Matters Relating to Option Shares. In connection with the purchase by Purchaser of Option Shares, the Company shall deliver to the Purchaser on the Date of Delivery such documents as the Purchaser may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Option Shares and other matters related to the issuance of the Option Shares.
               8.18. Additional Conditions. The obligations of Purchaser hereunder are further subject to the satisfaction of each of the following conditions:
                    (a)  Servicing Purchase Agreements.  The
     Servicing Purchase Agreements entered into by the Company and City National shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.
                    (b)  Certificate of Designation.  The
     certificate of designation of the Series A Preferred Stock shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.
                    (c)  Letter from FBR.  FBR shall have
     delivered to Purchaser a letter in the form attached hereto as Exhibit G.
                    (d)  Warehouse Line Agreement.  The Company
     and Sovereign Bank shall have entered into a Warehouse Line Agreement, which Agreement: (i) shall include, inter alia, the terms set forth in Exhibit H hereto, and (ii) shall otherwise have been determined by Purchaser in the exercise
     <PAGE 35> of its sole and absolute discretion to be
     satisfactory in form and substance.
                    (e)  Flow Loan Purchase Agreement.  The
     Company and Sovereign Bank shall have entered into a Flow Loan Purchase Agreement, which Agreement: (i) shall include, inter alia, the terms set forth in Exhibit I hereto, and (ii) shall otherwise have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.
                    (f) Right of First Refusal. The Company and Purchaser shall have entered into a Right of First Refusal Agreement, which Agreement: (i) shall include, inter alia, the terms set forth in Exhibit J hereto, and (ii) shall otherwise have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.
                    (g)  Amendment of Placement Agreement.  The
     Company and FBR shall have entered into an Amendment to the Placement Agreement under the terms of which the parties thereto agree that the fees to be paid to FBR shall be paid by the delivery of shares of Common Stock valued at $1.50 per share.
                    (h)  Agreements with FBR and Emanuel J.
     Friedman. Purchaser shall have entered into Agreements with each of FBR and Emanuel J. Friedman with respect to shares of Common Stock held by FBR in its investment account and by Emanuel J. Friedman under the terms of which Purchaser is granted a right of first refusal and a "tag along" right,
     <PAGE 36> which Agreements shall have been determined by
     Purchaser in the exercise of it sole and absolute discretion to be satisfactory in form and substance.
                    (i)  Employment and Non-Competition
     Agreements. The Company shall have entered into an Employment Agreement or other retention arrangement (including a 12 month covenant not to compete) with at least three of the four Company employees identified on Exhibit K hereto, which Agreements or other retention arrangements shall have been determined by Purchaser in its sole and absolute discretion to be satisfactory in form and substance.
                    (j)  Option Agreement.  The Option Agreement
     shall have been executed by the Company and delivered to Purchaser and shall have been determined by Purchaser in its sole and absolute discretion to be satisfactory in form and substance.
          Section 9. Conditions to Closing. The obligations of the Company hereunder are subject to (i) the accuracy of the representations and warranties on the part of the Purchaser in all material respects on the date hereof, at the Closing Date and at each Date of Delivery, and (ii) the performance by the Purchaser of its obligations hereunder in all material respects.
          Section  10.   Compliance with the Securities Act.
               10.1.     Information Available.  So long as
Purchaser holds any shares of the Company's capital stock, the Company will furnish to each Purchaser: <PAGE 37>
                    (a)  as soon as practicable after available,
     one copy of (i) its Annual Report to Shareholders, and
     (ii) if not included in substance in the Annual Report to Shareholders, its Annual Report on Form 10-K, and (iii) each of its Quarterly Reports to Shareholders and its Quarterly Reports on Form 10-Q, and
                    (b)  upon the reasonable request of
     Purchaser, all other information of a kind that is generally available to the public.
               10.2. Legend Requirement. Purchaser hereby agrees that the Shares and the Underlying Common Stock will be subject to Section 6.3 hereof and to that effect the following legend will appear on the Shares and any Underlying Common Stock until such time as the Company may deem such legend to be no longer required under the federal or state securities laws:
          The Securities represented by this
          certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the "Act") and may have been issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The Securities represented by this certificate may not be offered, sold, transferred or otherwise disposed of in the United States or to, of for the account or benefit of, any "U.S. person" (as defined in Regulation S) unless registered under the Act
          <PAGE 38> or an exemption from the
          registration requirements of the Act is
          available.
          Section 11. Broker's Fee. Purchaser acknowledges that the Company has advised it that the Company intends to pay FBR, (the "Placement Agent"): (i) a fee (the "Offerings Fee") equal to 6.0% of the gross proceeds received from the sale of the shares of Common Stock (except for those shares sold to Emanuel J. Friedman) and Series A Preferred Stock sold in the Offerings and shares of Common Stock (except for those shares sold to Emanuel J. Friedman or his affiliates) sold in the Rights Offering; and (ii) a fee (the "Advisory Fee") of $1,000,000 as financial advisor in connection with the Recapitalization. Purchaser further acknowledges that the Company has advised it that the Offering Fee is payable upon consummation of the Offerings in Common Stock valued at the Offering Price and the Advisory Fee is payable upon consummation of the Rights Offering in Common Stock valued at the Offering Price. Placement Agent shall not receive any fee in connection with the acquisition of shares of the Underlying Common Stock pursuant to the exercise by Purchaser of the Option. Purchaser further acknowledges that the Company has advised it that the Company has also agreed: (i) to reimburse the Placement Agent on request by the Placement Agent for the Placement Agent's out-of-pocket expenses, including, among other things, the fees and expenses of legal counsel; and
(ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and other liabilities incurred in connection with the Offerings, and
<PAGE 39> to contribute to payments the Placement Agent may be required to make in respect thereof. The parties hereto hereby represent that there are no other brokers or finders entitled to compensation in connection with the sale of the securities contemplated hereby.
          Section 12. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by registered air mail, postage prepaid, or sent by facsimile transmission with a confirmation copy sent by registered mail, and shall be deemed given when so mailed:
                    (a)  if to the Company, to 1000 Parkwood
     Circle, Atlanta, Georgia 30339, Attention: Jeffrey S. Moore, or to such other person at such other place as the Company shall designate to the Purchaser in writing;
                    (b)  if to Purchaser, to 1130 Berkshire
     Boulevard, P.O. Box 12646, Reading, Pennsylvania 19612,
     Attention: Jay S. Sidhu, or at such other address or addresses as Purchaser may have furnished to the Company, with a copy to Stevens & Lee, 607 Washington Street, P.O. Box 679, Reading, Pennsylvania 19603-0679, Attention:
     Joseph M. Harenza and Clinton W. Kemp; or
                    (c)  if to any transferee or transferees of
     Purchaser, at such address or addresses as shall have been furnished to the other parties hereto at the time of the transfer or transfers, or at such other address or addresses as may have been furnished by such transferee or transferees to the other parties hereto in writing. <PAGE 40>
          Section 13.    Amendments.  No amendment,
interpretation or waiver of any of the provisions of this Purchase Agreement shall be effective unless made in writing and signed by the parties to this Purchase Agreement.
          Section 14. Headings. The headings of the sections, subsections and subparagraphs of this Purchase Agreement are used for convenience only and shall not affect the meaning or interpretation of the contents of this Purchase Agreement.
          Section 15. Enforcement. The failure to enforce or to require the performance at any time of any of the provisions of this Purchase Agreement shall in no way be construed to be a waiver of such provisions, and shall not affect either the validity of this Purchase Agreement or any part hereof or the right of any party thereafter to enforce each and every provision in accordance with the terms of this Purchase Agreement.
          Section 16. Governing Law. This Purchase Agreement and the relationships of the parties in connection with the subject matter of this Purchase Agreement shall be governed by and determined in accordance with the laws of the State of Georgia in the United States of America.
          Section 17. Severability. If any severable provision of this Purchase Agreement is held to be invalid or unenforceable by any judgment of a tribunal of competent jurisdiction, the remainder of this Purchase Agreement shall not be affected by such judgment, and the Purchase Agreement shall be carried out as nearly as possible according to its original terms and intent. <PAGE 41>
          Section 18. Counterparts. This Purchase Agreement may be executed in counterparts, all of which shall constitute one agreement, and each such counterpart shall be deemed to have been made, executed and delivered on the date set out at the head of this Purchase Agreement without regard to the dates or times when such counterparts may actually have been made, executed or delivered.
          Section 19. Assignment. This Purchase Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of, as the case may be, and be enforceable by and against the parties hereto and their respective successors and assigns, but neither this Purchase Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties.
          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives the day and year first above written.

                              MEGO MORTGAGE CORPORATION

                              By:/s/ Jeffrey S. Moore
                                   Name:   Jeffrey S. Moore
                                   Title:  President and Chief
                                           Executive Officer


                              SOVEREIGN BANCORP, INC.

                              By:/s/ Jay S. Sidhu
                                   Name:  Jay S. Sidhu
                                   Title: President and
                                          Chief Executive Officer

                                                  ATTACHMENT 1

DRAFT OF OFFERING MEMORANDUM

DATED JUNE 9, 1998

                                                  EXHIBIT A

             TERMS OF REGISTRATION RIGHTS AGREEMENT


          To be agreed upon prior to Closing and to include substantially the terms described in the Offering Memorandum.

                                                  EXHIBIT B
                TERMS OF SERIES A PREFERRED STOCK
          To be agreed upon prior to closing and to include substantially the terms described in the Offering Memorandum.

                                                  EXHIBIT C
           TERMS OF BULK SERVICING PURCHASE AGREEMENT
          The Bulk Servicing Purchase Agreement shall provide that City National will purchase all of the Company's mortgage servicing rights for ninety percent (90%) of the book value thereof as set forth on the books of the Seller as of the Closing Date, determined in accordance with GAAP and consistent with the valuation methodology used to calculate such book value in the Company's financial statements included in the Offering Memorandum.

                                                  EXHIBIT D
           TERMS OF FLOW SERVICING PURCHASE AGREEMENT
          The Flow Servicing Purchase Agreement shall have terms and conditions substantially similar, as appropriate, to those of the Bulk Servicing Purchase Agreement. In addition, it shall include the following specific terms:
          1. The Company will retain City Mortgage Services to service all mortgage loans originated or purchased by the Company after the Closing, in either case not sold on a servicing released basis.
          2. The servicing fee to City Mortgage Services for "125" loans will be 0.75% per annum of the principal amount of such loans serviced. The servicing fees for all other loans will be negotiated in good faith by the Company and City Mortgage Services with the intention of achieving an economic outcome for both the Company and City Mortgage Services proportionate to the sharing of servicing revenues represented by the fee for "125" loans. After the Company has retained City Mortgage Services to service loans with an aggregate initial principal balance of $1 billion, the Flow Servicing Purchase Agreement will terminate, unless renewed by mutual agreement.
          3. In consideration of the sale by the Company to City National of the servicing rights referred to in paragraph 2 and only after such time as
               <PAGE 47> $1 billion in servicing has been boarded
               and retained by City Mortgage Services, City
               National will grant to the Company an option expiring June 8, 2003 to acquire up to a 20% equity interest in City Mortgage Services for 90% of its fair market value, provided, that such option shall be exercisable only if equity interests in an entity created for the purpose of holding the assets of City Mortgage Services are sold by City National in a public or private offering or distributed to the shareholders of its parent company, City Holding Company. City National further agrees not to transfer a separate equity interest in City Mortgage Services prior to the option becoming exercisable without the consent of the Company.
          4. The Company and City National acknowledge that currently City Mortgage Services' servicing platform is operated as a division of City National and it is contemplated that this division will ultimately be a separate subsidiary or stand alone public corporation. The Company and City National agree that at that point in time, and subject to paragraph 3 above, the Company will have the option to purchase up to 20% of the City Mortgage Services servicing business at 90% of its fair market value. The Company may at its option exchange either cash or contribute its retained
               <PAGE 48> portion of the servicing fee or some
               combination of both to pay for its interest in the platform. This option shall terminate upon the termination of the Flow Servicing Purchase Agreement.
          5. It is further agreed that the Company may at its option choose to receive its portion of servicing as an accrual toward a potential purchase of up to 20% of the equity of the City Mortgage Services servicing platform prior to any actual sale. Should the Company elect this option, City National will maintain a record of fees retained in lieu of payment to the Company in order to track the accrual. At the time of any material transaction involving the servicing platform the accrual would be applied to the Company's purchase price or refunded to the Company in the event that the Company did not exercise its option to acquire an interest in the servicing platform.

                                                  EXHIBIT E
             JURISDICTIONS OF FOREIGN QUALIFICATION


Arizona                            Nebraska
Arkansas                           Nevada
California                         New Hampshire
Colorado                           New Jersey
Connecticut                        New York
District of Columbia               North Carolina
Florida                            North Dakota
Georgia                            Ohio
Idaho                              Oklahoma
Illinois                           Oregon
Indiana                            Pennsylvania
Iowa                               Rhode Island
Kansas                             South Carolina
Kentucky                           South Dakota
Louisiana                          Tennessee
Maine                              Texas
Maryland                           Utah
Massachusetts                      Vermont
Michigan                           Virginia
Minnesota                          Washington
Mississippi                        West Virginia
Missouri                           Wisconsin
Montana                            Wyoming

                                                  EXHIBIT F
                       OTHER TRANSACTIONS

          The following documents are incorporated herein by reference:

          (1)  Draft of the Preferred Stock Agreement between the
Company and City National, dated June 9, 1998 (attached hereto).

          (2) The material terms of all of the transactions relating to the Recapitalization are accurately described in the Offering Memorandum (attached as Attachment 1).

                                                  EXHIBIT G
                FBR LETTER RE:  VOTING OF SHARES


       FRIEDMAN, BILLINGS, RAMSEY & COMPANY, INCORPORATED
                  1001 Nineteenth Street North
                   Arlington, Virginia  22209


                          June __, 1998



Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
P.O. Box 12646
Reading, Pennsylvania  19612

Gentlemen:

     To induce Sovereign Bancorp, Inc. to enter into the Preferred Stock Purchase Agreement (the "Agreement"), of even date herewith, between it and Mego Mortgage Corporation (the "Company"), we agree to vote all of the shares of the Company's voting stock held by us from time to time for the election of your nominees to serve on the Company's Board of Directors pursuant to Section 5.19 of the Agreement.

                              FRIEDMAN, BILLINGS, RAMSEY &
                              COMPANY, INCORPORATED


                              By:________________________________
                                   Name:
                                   Title:

                                                  EXHIBIT H
                TERMS OF WAREHOUSE LINE AGREEMENT

          See attached Term Sheet.

                           TERM SHEET
                         Warehouse Line

Size: On or before the closing, Mego Mortgage will engage Sovereign Bank to provide a warehouse line of credit of up to a maximum of $90 million. The portion of the warehouse line of credit used to fund wet loans (defined below) shall not exceed the following percentages:

          50% of the first $40 million
          25% of the next $20 million
          30% of the next $20 million
          35% of the next $10 million

The line of credit shall be used to fund 125 mortgage loans and Title 1 loans, conventional A, B and C rated first mortgage loans. Title 1 loans and conventional A, B and C loans shall sometimes hereafter be referred to as "Other Loans." This facility shall be Mego's exclusive facility for funding 125 mortgage loans and Other Loans, except as provided below under Right of First Refusal.

Term: The initial term shall be 6 months, absent termination by Sovereign upon the occurrence of an event of default. Sovereign Bank shall have a semiannual right to renew such term for an additional term of 6 months (which may be exercised or declined in Sovereign's absolute discretion). Sovereign Bank shall have nine such renewal options. Such renewal options shall remain outstanding for the entire 5 year period beginning with the inception date of the initial term and may be exercised at the end of each scheduled 6 month term regardless of whether Sovereign had exercised its renewal option for the prior 6 month term.
  <PAGE 54>
Collateral:

     - First priority security interest, perfected by possession by third party custodian in mortgage loan instruments "dry"

     - First priority security interest, perfected by means of segregated possession by Mego, as Sovereign's custodian, in mortgage loan instruments ("wet")

Right of First Refusal: If Mego needs to increase its warehouse line, Sovereign Bank shall have the option to provide such increase on the terms and conditions (including pricing) set forth in this term sheet. If Sovereign elects not to exercise this option, Mego may obtain a second line from another lender. Mego must be fully borrowed on the Sovereign line before it borrows on such second line. Sovereign Bank shall also have the right to match any offer Mego receives for a warehouse line.

Advance Rate:

                                   Wet*           Dry**

"125" Mortgage Loans               93%            98%

Other Loans                        95%            98%

____________________
* "Dry loans" mean eligible loans which have been originated, with executed documents, received and certified as complete by third party custodian with respect to which Sovereign possesses a first priority security interest, perfected by possession by third party custodian.

** "Wet loans" mean eligible loans which have been originated with executed documents held by Mego with respect to which Sovereign possess a first priority security interest by reason of Mego's possession as a third party custodian for Sovereign.

          The Advance Rate shall become 100% for any loan which
          Sovereign approves for purchase pursuant to the Flow
          Purchase Agreement to be entered into between Mego
          Mortgage and Sovereign.
  <PAGE 55>
Rate:               For the first $40 million

          125 Mortgage Loans       1 month LIBOR plus 250bps
          Other Loans                   1 month LIBOR plus 225bps

                    For the next $20 million

          125 Mortgage Loans       1 month LIBOR plus 237.5bps
          Other Loans                   1 month LIBOR plus
                                             212.25bps

                    For the next $20 million

          125 Mortgage Loans       1 month LIBOR plus 225bps
          Other Loans                   1 month LIBOR plus 200bps

                    For the next $10 million

          125 Mortgage Loans       1 month LIBOR plus 212.25bps
          Other Loans                   1 month LIBOR plus
                                             187.5bps

Fees:          0.25% per annum on amount borrowed - paid monthly.
          0.50% per annum on unused daily amount of line - paid monthly.

Eligible Loans:

          125 Mortgage Loans
          Title 1 Loans
          Conventional A Mortgage Loans
          Conventional B Mortgage Loans
          Conventional C Mortgage Loans
          Other Loans as approved by Sovereign

which meets underwriting criteria to be specified in the Warehouse Agreement.

Repurchase
Obligation:    The following loans must be repurchased within 7
               business days of notice or discovery:

          -    Any loan which becomes 60 days or more delinquent
  <PAGE 56>
          - Any loan for which there is a first payment default

          - Any loan involving missing, incomplete, or forged documentation

Third Party Custodian:   State Street or other custodian approved
                         by Sovereign Bank.  Fees to be paid by
                         Mego.  Documents must be delivered by
                         Mego to the custodian within 7 business
                         days after funding.

Underwriting Standards:  Satisfactory to Sovereign.

Oversight and Access:    On site bi-weekly review by Sovereign
Bank
                    Unlimited on site access for Sovereign Bank

Conditions Precedent:

     - Successful recapitalization of Mego on terms and conditions outlined in the offering memorandum dated
          June 9, 1998 (without regard to any subsequent amendments)

     -    Approval of Sovereign Bank's Board of Directors

     - The parties execute a warehouse line agreement and related documentation satisfactory to Sovereign Bank in its sole discretion, including without limitation representations, warranties, covenants, acceleration provisions, indemnities, repurchase provisions and payment and nonpayment default provisions. The warehouse line agreement may be in the form of a traditional warehouse line agreement or in the form of a participation agreement; which, in either case, shall have substantially the same economic effect. <PAGE 57>

            _________________________________________

     This term sheet is a term sheet offering. Sovereign Bank reserves the right to change, alter or amend this term sheet at its own discretion and sole option. This term sheet can be withdrawn or canceled without notice at any time by Sovereign Bank and at its sole discretion.

     The provisions of this term sheet shall control notwithstanding any contrary description in the offering memorandum.

                                                  EXHIBIT I
              TERMS OF FLOW LOAN PURCHASE AGREEMENT

          See attached Term Sheet.

                                                  EXHIBIT J
            TERMS OF RIGHT OF FIRST REFUSAL AGREEMENT

          Prior to entering into any Acquisition Agreement (as defined below), the Company will proceed as follows:

          (1) The Company will advise Purchaser and City National in writing of the price and all other essential terms and conditions under which it would be willing to enter into an Acquisition Agreement with Purchaser or City National (the "Notice").

          (2)  Purchaser and City National shall each within ten
               (10) days following receipt of the Notice advise the Company in writing whether or not it is willing to enter into an Acquisition Agreement with the Company at the price and on the other terms and conditions set forth in the Notice. In the event that only one of Purchaser and City National advises the Company that it is willing to enter into such an Acquisition Agreement, the Company and the interested party shall negotiate in good faith with a view toward the execution of a legally binding Acquisition Agreement.

          (3) In the event that both Purchaser and City National advise the Company that they are willing to enter into an Acquisition Agreement with the Company at the price and on the other terms and conditions set forth in the Notice, the Company shall negotiate in good faith with each of Purchaser and City National with a view toward the execution of a legally binding Acquisition Agreement with the party which offers terms most favorable to the Company. The Company's decision as to which
               <PAGE 60> party's terms are most favorable shall,
               if made in good faith, be final and binding upon Purchaser and City National.

          008 In the event that each of Purchaser and City National advises the Company that it is not willing to enter into an Acquisition Agreement with the Company at the price and on the terms and conditions set forth in the Notice, or fails to advise the Company of its intentions within the ten (10) day period referred to in Paragraph 2 above, the Company shall be free for a period of ninety (90) days following the expiration of such ten (10) day period to enter into an Acquisition Agreement with a third party at a price and on other terms and conditions no more favorable to such third party than those set forth in the Notice; provided, however that the Company shall forward to Purchaser and to City National a complete copy of the Acquisition Agreement as negotiated with such third party at least five (5) business days before it is signed.

          (5) In the event that the Company does not enter into an Acquisition Agreement with a third party within the ninety (90) day period referred to in Paragraph 4 above, the Company must once again follow the procedure set forth herein prior to entering into an Acquisition Agreement with any third party.

          (6) As used herein, the term "Acquisition Agreement" shall mean an agreement which contemplates: (A) a merger, consolidation or similar transaction involving the Company or any of its subsidiaries (other than a transaction solely between the Company's subsidiaries and a transaction involving
               <PAGE 61> the Company or any subsidiary in which
               the voting securities of the Company outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into securities of the surviving entity or the parent thereof) at least 75% of the combined voting power of the voting securities of the surviving entity or the parent thereof outstanding immediately after the consummation of the transaction), (B) the disposition, by sale, lease, exchange or otherwise, other than in the ordinary course of business, of assets of the Company or any of its subsidiaries, representing in either case 50% or more of the consolidated assets of the Company and its subsidiaries, or
               (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 50% or more of the voting power of the Company or any of its subsidiaries.

          (7) The foregoing right of first refusal shall expire automatically: (i) as to Purchaser on the 7% Termination Date as defined in Section 5.19 of this Agreement, (ii) as to City National on the 7% Termination Date as defined in Section 5.19 of the Purchase Agreement entered into by the Company with City National, and (iii) as to both Purchaser and City National when the Company enters into an Acquisition Agreement with Purchaser, City National or a third party after having duly followed the procedures set forth herein.

                                                  EXHIBIT K
 LIST OF EMPLOYEES REQUIRED TO ENTER INTO EMPLOYMENT AGREEMENTS

          An Employment Agreement or other retention arrangement
(including a 12 month covenant not to compete) shall be entered into with at least three of the following four Company employees:

                        John R. Kostelich
                          David Viduna
                      Forrest P. Young, Jr.
                          Gregg Delong

                                                  Exhibit 7.2


                  CERTIFICATE OF DESIGNATIONS,
                    PREFERENCES AND RIGHTS OF
              SERIES A CONVERTIBLE PREFERRED STOCK

                               OF

                    MEGO MORTGAGE CORPORATION

     Pursuant to Section 151 of the General Corporation Law
                    of the State of Delaware

          I, Jeffrey S. Moore, being the Chief Executive Officer,
President and Director of Mego Mortgage Corporation, a corporation organized and existing under the General Corporation
Law of the State of Delaware (the "Company"), in accordance with the provisions of Sections 103 and 151 thereof, DO HEREBY
CERTIFY:

          That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Company, the Board of Directors of the Company, at a meeting duly called and held on May 13, 1998, at which a quorum was present and acting throughout, duly adopted the following resolution creating a series of 65,000 shares of Preferred Stock, par value $.01 per share, designated "Series A Convertible Preferred Stock":

               RESOLVED that, pursuant to the authority vested in the Board of Directors of the Company by the Certificate of Incorporation, the Board of Directors does hereby provide for the issue of a series of Preferred Stock, par value $.01 per share, of the Company, to be designated "Series A Convertible Preferred Stock" (hereinafter referred to as the "Series A Preferred Stock" or "this series"), initially consisting of 65,000 shares, and to the extent that the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions of the Series A Preferred Stock are not stated and expressed in the Certificate of Incorporation, does hereby fix and herein state and express such designations, powers, preferences and relative and special rights and the qualifications, limitations and restrictions thereof, as follows (all terms used herein which are defined in the Certificate of Incorporation shall be deemed to have the meanings provided therein):
  <PAGE 64>
          Section 1.  Designation and Amount.

          The series shall be designated "Series A Convertible Preferred Stock" par value $.01 per share (hereinafter called "Series A Preferred Stock") and the number of shares constituting such series shall be 65,000. Such number of shares may be increased or decreased by resolution of the Board of Directors of the Company ("Board of Directors"); provided, that no decrease shall reduce the number of Series A Preferred Stock to a number less than the number of shares of the series then outstanding.

          Section 2.  Rank.

          The Series A Preferred Stock, with respect to dividend rights, will rank on a parity with the $.01 par value common stock of the Company (the "Common Stock") and all other classes and series of equity securities of the Company now authorized, issued and outstanding. No class or series of equity securities may rank senior to the Series A Preferred Stock as to the payment of dividends. The Series A Preferred Stock, with respect to rights upon liquidation, dissolution or winding up of the Company, ranks senior to the Common Stock and to all other classes and series of equity securities of the Company now authorized, issued and outstanding.

          Section 3.  Dividends.

          Holders of shares of Series A Preferred Stock are entitled to receive when, as and if declared by the Board of Directors and out of funds of the Company legally available for the payment of dividends, cash dividends equal to the amount of dividends payable on the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible.
Cash dividends or distributions on the Series A Preferred Stock shall be declared simultaneously with the declaration of any cash dividends or distributions on the Common Stock. The record date and payment date for any cash dividend declared on the Series A Preferred Stock shall be the same as the record date and payment date for the corresponding cash dividend declared on the Common Stock.

          Section 4.  Liquidation Rights.

          In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders under applicable law, before any payment or distribution of assets is made to holders of Common Stock or any other class or series of stock ranking junior to the Series A Preferred Stock upon liquidation, liquidating distributions in the amount of $1,000 per share plus accrued and unpaid dividends (whether or not earned) to the date fixed for such liquidation, dissolution or winding up ("Liquidation Preference"). If upon any voluntary or involuntary liquidation, dissolution or winding
<PAGE 65> up of the Company, the amounts payable with respect to the Series A Preferred Stock and any other shares of stock of the Company ranking as to any such distribution on a parity with the Series A Preferred Stock, are not paid in full, the holders of the Series A Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

          Section 5.  Redemption.

          Series A Preferred Stock is not redeemable.

          Section 6.  Voting Rights.

          Except as expressly required by applicable law, the holders of the Series A Preferred Stock will not be entitled to vote.

          On any matter on which the holders of Series A Preferred Stock may vote, they will be entitled to one vote for each share held. The holders of Series A Preferred Stock may vote only as a separate class, and their votes will not be counted together with the holders of the Common Stock or any other class or series of Preferred Stock as a single class.

          The holders of the Series A Preferred Stock are entitled to dissenters' rights pursuant to, and to the fullest extent permitted by, Section 262 of the General Corporation Law of the State of Delaware in the event of a merger or consolidation in which the Company is a constituent corporation or the sale of substantially all of the assets of the Company.

          Section 7.  Conversion Rights.

          (a) Subject to and upon compliance with the provisions of this Section 7, each outstanding share of Series A Preferred Stock will be convertible at the option of the holder on or after December 15, 1998 by surrendering the shares to be converted (in the manner provided in paragraph (b) of this Section 7 below), and will automatically convert on June 18, 2000, into a number of shares of Common Stock equal to $1,000 divided by the Conversion Price as defined in paragraph (d) of this Section 7 below).

          (b) (1) In order to exercise the conversion privilege, the holder of each share of the Series A Preferred Stock to be converted shall surrender the certificate representing such share to the Conversion Agent for the Series A Preferred Stock appointed for such purpose by the Company (the "Conversion Agent"), or, if no Conversion Agent has been appointed or if the holder has not received notice of such
<PAGE 66> appointment, then to the Company, with the Notice of
Election to Convert on the back of said certificate duly completed and signed, at the principal office of the Conversion Agent or the Company, as the case may be. Unless the shares issuable on conversion are to be issued in the same name as the name in which the shares of the Series A Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Company, duly executed by the holder or its duly authorized attorney and by funds in an amount sufficient to pay any transfer or similar tax.

               (2)  The holders of shares of the Series A
Preferred Stock at the close of business on a record date for the payment of dividends (each a "Dividend Record Date") shall be entitled to receive the dividend payable on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of the shares after the Dividend Record Date or the Company's default in payment of the dividend due on the Dividend Payment Date. Except as provided above, the Company shall make no payment or adjustment for accrued and unpaid dividends on shares of the Series A Preferred Stock whether or not in arrears, on conversion of those shares or for dividends on the shares of Common Stock issued upon the conversion.

               (3)  As promptly as practicable after the
surrender by a holder of any certificates for shares of the Series A Preferred Stock in accordance with this paragraph (b), the Company shall issue and shall deliver at the office of the Conversion Agent to the holder, or on its written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of those shares in accordance with the provisions of this paragraph (b)(3), and any fractional interest in respect of a share of Common Stock arising upon the conversion shall be settled as provided in paragraph (c) of this Section 7 below.

               (4) Each conversion shall be deemed to have been effected as of the close of business on the date on which all of the conditions specified in paragraph (b)(1) of this Section 7 above shall have been satisfied and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented by those certificates at such time on such date and such conversion shall be at the Conversion Price in effect at such time on provided, that if the stock transfer books of the Company are not open on the date of such conversion, then such conversion shall be effective for all purposes at the opening of business on the next succeeding day on which such stock transfer books are open. All shares of Common Stock delivered upon conversion of the Series A Preferred Stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights. Upon the surrender of certificates
<PAGE 67> representing shares of the Series A Preferred Stock to be converted, the shares shall no longer be deemed to be outstanding and all rights of a holder with respect to the shares surrendered for conversion shall immediately terminate except the right to receive the Common Stock or other securities, cash or other assets (including without limitation any dividend payable as specified in paragraph (b)(2) of this Section 7 above) as herein provided.

               (c)  No fractional shares or securities
representing fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. Any fractional shares of Common Stock resulting from conversion of a share of the Series A Preferred Stock shall be paid in cash (computed to the nearest cent) based on the Current Market Price (as defined in paragraph (d)(4) of this Section 7 below) of the Common Stock one the Trading Day (as defined in paragraph (d)(4) of this Section (7) below) next preceding the day of conversion. If more than one share of Series A Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of whole shares of Common Stock issuable upon the conversion shall be calculated based on the aggregate number of shares of Series A Preferred Stock so surrendered.

               (d)  The "Conversion Price" per share of the
Series A Preferred Stock shall be $1.50, subject to adjustment from time to time as follows:

                    (1)  In case the Company shall (1) pay a
dividend or make a distribution on its Common Stock in shares of its Common Stock, (2) subdivide its outstanding Common Stock into a greater number of shares, or (3) combine its outstanding Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such event shall be proportionally adjusted so that the holder of any share of the Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number and kind of shares of Common Stock of the Company which such holder would have been entitled to receive had the share been converted immediately prior to the happening of such event. An adjustment made pursuant to this paragraph (d)(1) shall become effective immediately after the record date in the case of a dividend or distribution except as provided in paragraph (d)(7) of this Section 7 below, and shall become effective immediately after the effective date in the case of subdivision or combination. If any dividend or distribution is not paid or made, the Conversion Price then in effect shall be appropriately readjusted.

                    (2)  Except with respect to the issuance of
rights announced prior to the date of this Certificate of Designation, in case the Company shall distribute or issue options, rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase Common Stock at a price per share less than the Current Market Price (as defined in paragraph (d)(4) of this Section 7 below) of the Common Stock at
<PAGE 68> the record date for the determination of stockholders entitled to receive the options, rights or warrants, the Conversion Price in effect immediately prior to the distribution or issuance of such options, rights or warrants shall be adjusted so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the date of distribution or issuance of the options, rights or warrants by a fraction of which the numerator shall be the number of shares of Common Stock outstanding on the date of distribution or issuance of the options, rights or warrants plus the number of shares of Common Stock which may be purchased at the Current Market Price based upon the aggregate offering price of such options, rights or warrants and the denominator shall be the total number of shares of Common Stock then outstanding plus the number of additional shares of Common Stock issuable upon the exercise of such options, rights and warrants. The adjustment provided for in this paragraph (d)(2) shall be made successively whenever any such options, rights or warrants are distributed or issued, and shall become effective immediately, except as provided in paragraph (d)(7) of this Section 7 below, after such record date. In determining whether any rights or warrants entitle the holders of the Common Stock to subscribe for or purchase shares of Common Stock at less than the Current Market Price, and in determining the aggregate offering price of the shares of Common Stock so offered, there shall be taken into account any consideration received by the Company for such rights or warrants, the value of such consideration, if other than cash, to be determined by the Board of Directors (whose determination, if made in good faith, shall be conclusive). If any or all of such options, rights or warrants are not so distributed or issued or expire or terminate (within 45 days after the same shall have been issued by the Company) without having been exercised, the Conversion Price then in effect shall be appropriately readjusted to the Conversion Price that would have been in effect if no adjustment had been made on account of such issuance or distribution which was not made or such distribution or issuance of options, rights or warrants which expired or terminated.

                    (3)  In case the Company shall distribute to
all holders of its Common Stock any shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness or assets (excluding cash dividends or distributions paid from retained earnings of the Company) or options, rights or warrants to subscribe for or purchase any of its securities (excluding those referred to in paragraph (d)(2) of this Section 7 above) then, in each such case, the Conversion Price shall be adjusted so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the date of the distribution by a fraction the numerator of which shall be the Current Market Price of the Common Stock on the record date mentioned below less the then fair market value per share (as determined by the Board of Directors, whose determination, if made in good faith, shall be conclusive) of the capital stock or assets or evidences of indebtedness or option, rights or warrants so distributed and the denominator of which
<PAGE 69> shall be the  Current Market Price of the Common Stock on the record date. Such adjustment shall become effective immediately, except as provided in paragraph (d)(4) of this
Section 7 below, after the record date for the determination of stockholders entitled to receive such distribution. If any such distribution is not made or if any or all of such options, rights or warrants expire or terminate without having been exercised, the Conversion Price then in effect shall be appropriately readjusted to the Conversion Price that would have been in effect if no adjustment had been made on account of such distribution which was not made or such distribution of options, rights or warrants which expired or terminated.

                    (4) For the purpose of any computation under paragraphs (d)(2) or (d)(3) of this Section 7 above, the "Current Market Price" of the Common Stock at any date shall be the average of the last reported sale prices per share for the ten consecutive Trading Days (as defined below) preceding the date of such computation. The last reported sale price for each day shall be (i) the last reported sale price of the Common Stock on The Nasdaq National Market (the "Nasdaq National Market"), or any similar system of automated dissemination of quotations of securities prices then in common use, if so quoted, or (ii) if not quoted as described in clause (i), the mean between the high bid and low asked quotations for the Common Stock as reported by the National Quotation Bureau Incorporated if at least two securities dealers have inserted both bid and asked quotations for the Common Stock on at least five of the ten preceding days, or (iii) if the Common Stock is listed or admitted for trading on any national securities exchange, the last sale price, or the closing bid price if no sale occurred, of the Common Stock on the principal securities exchange on which the Common Stock is listed. If the Common Stock is quoted on a national securities or central market system, in lieu of a market or quotation system described above, the last reported sale price shall be determined in the manner set forth in clause (ii) of the preceding sentence if bid and asked quotations are reported but actual transactions are not, and in the manner set forth in clause (iii) of the preceding sentence if actual transactions are reported. If none of the conditions set forth above is met, the last reported sale price of the Common Stock on any date or the average of such last reported sale prices for any period shall be the fair market value of such class of stock as determined by a member firm of the New York Stock Exchange, Inc. selected by the Company. As used herein the term "Trading Days" means (x) if the Common Stock is quoted on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system, or (y) if not quoted as described in clause (x), days on which quotations are reported by the National Quotation Bureau Incorporated, or (z) if the Common Stock is listed or admitted for trading on any national securities exchange, days on which such national securities exchange is open for business.
  <PAGE 70>
                    (5)  No adjustment in the Conversion Price
shall be required unless such adjustment would require a change of at least one percent in the Conversion Price; provided, however, that any adjustments which by reason of this paragraph (d)(5) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and provided, further, that adjustment shall be required and made in accordance with the provisions of this Section 7 (other than this paragraph (d)(5)) not later than such time as may be required in order to preserve the tax free nature of a distribution to the holders of shares of Common Stock. All calculations under this
Section 7 shall be made to the nearest cent or the nearest one hundredth of a share, as the case may be. Anything in this paragraph (d) to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Conversion Price, in addition to those required by this paragraph (d), as it in its discretion shall determine to be advisable in order that any stock dividend, subdivision or combination of shares, distribution of capital stock or options, rights or warrants to purchase stock or securities, or distribution of evidences of indebtedness or assets (other than cash dividends or distributions paid from retained earnings) hereinafter made by the Company to its stockholders shall be a tax free distribution for federal income tax purposes.

                    (6)  Whenever the Conversion Price is
adjusted, as herein provided, the Company shall promptly file with the Conversion Agent an officers' certificate setting forth the Conversion Price after the adjustment and setting forth a brief statement of the facts requiring the adjustment. Promptly after delivery of the certificate, the Company shall prepare a notice of the adjustment of the Conversion Price setting forth the adjusted Conversion Price and the date on which the adjustment becomes effective and shall mail the notice of such adjustment of the Conversion Price to the holder of each outstanding share of the Series A Preferred Stock at such holder's last address as shown on the stock transfer books of the Company.

                    (7)  In any case in which this paragraph (d)
provides that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of the event (i) issuing, to the holder of any share of the Series A Preferred Stock converted after the record date and before the occurrence of the event, the additional shares of Common Stock issuable upon the conversion by reason of the adjustment required by the event over and above the Common Stock issuable upon such conversion before giving effect to the adjustment and (ii) paying to the holder any amount in cash in lieu of any fractional share pursuant to paragraph (c) of this
Section 7 above.

                    (8)  If, after the date hereof, the Company
shall take any action affecting the Series A Preferred Stock, other than an action specifically contemplated in this <PAGE 71> Certificate of Designation, which in the opinion of the Board would have a material adverse effect upon the rights or economic interests of the holders of the Series A Preferred Stock, the Conversion Price shall be adjusted in such manner and at such time as the Board on the advice of the Company's independent public accountants may in good faith determine to be equitable in the circumstances.

               (e)  If:

                    (1) the Company shall authorize the granting to the holders of the Common Stock of options, rights or warrants to subscribe for or purchase any shares of any class or any other options, rights or warrants; or

                    (2)  there shall be any reclassification of
the Common Stock (other than a subdivision or combination of the outstanding Common Stock and other than a change in the par value, or from par value to no par value, or from no par value to par value), or any consolidation, merger, or statutory share exchange to which the Company is a party, or any sale or transfer of all or substantially all the assets of the Company; or

                    (3)  there shall be a voluntary or an
involuntary dissolution, liquidation or winding up of the Company;

then the Company shall cause to be filed with the Conversion Agent, and shall cause to be mailed to the holders of outstanding shares of the Series A Preferred Stock at their addresses as shown on the stock transfer books of the Company, at least
15 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of the dividend, distribution of options, rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to the dividend, distribution or options, rights or warrants are to be determined or (ii) the date on which the reclassification, consolidation, merger, statutory share exchange, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon the reclassification, consolidation, merger, statutory share exchange, sale, transfer, dissolution, liquidation or winding up. Failure to give any such notice or any defect in the notice shall not affect the legality or validity of the proceedings described in this paragraph (e).

               (f) (1) The Company covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock or its issued shares of Common Stock held in its treasury, or both, for the purpose of effecting conversions of the Series A Preferred Stock the full number of
<PAGE 72> shares of Common Stock deliverable upon the conversion of all outstanding shares of the Series A Preferred Stock not theretofore converted. For purposes of this paragraph (f), the number of shares of Common Stock which shall be deliverable upon the conversion of all outstanding shares of the Series A Preferred Stock shall be computed as if at the time of computation all the outstanding shares were held by a single holder.

                    (2)  Before taking any action which would
cause an adjustment reducing the Conversion Price below the then par value (if any) of the shares of Common Stock deliverable upon conversion of the Series A Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at the adjusted Conversion Price.

                    (3)  the Company will list the shares of
Common Stock required to be delivered upon conversion of the Series A Preferred Stock, prior to the delivery, upon each national securities exchange, if any, upon which the outstanding Common Stock is listed at the time of delivery.

                    (4)  Prior to the delivery of any securities
which the Company shall be obligated to deliver upon conversion of the Series A Preferred Stock, the Company will endeavor, in good faith and as expeditiously as possible, to comply with all federal and state laws and regulations thereunder requiring the registration of those securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

               (g) The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversion of the Series A Preferred Stock pursuant hereto; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of the Series A Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting the issue or delivery has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that the tax has been paid.

               (h) In case of any reclassification or change of outstanding shares of Common Stock (other than change in par value, or as a result of subdivision or combination), or in case of any consolidation of the Company with, or merger of the Company with or into, any other entity that requires the vote of the holders of Common Stock or that results in a reclassification, change, conversion, exchange or cancellation of outstanding shares of Common Stock or any sale or transfer of all or substantially all of the assets of the Company, each holder of shares of the Series A Preferred Stock then outstanding shall, in
<PAGE 73> connection with such transaction, have the right to convert the shares of the Series A Preferred Stock held by the holder into the kind and amount of securities, cash and other property which the holder would have been entitled to receive upon such reclassification, change, consolidation, merger, sale or transfer if the holder had held the Common Stock issuable upon the conversion of the shares of the Series A Preferred Stock immediately prior to the reclassification, change, consolidation, merger, sale or transfer.

               (i)  In the event that the Company shall
consummate any consolidation or merger or similar business combination, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted into stock, securities or cash or any other property, or any combination thereof, then provision shall be made so that shares of the Series A Preferred Stock that are not immediately converted and that do not receive the consideration provided in paragraph (h) of this Section 7, shall, in connection with such consolidation, merger or similar business combination, be assumed by and shall become preferred stock of such successor or resulting corporation, having in respect of such corporation, insofar as possible, the same powers, preferences and relative rights, and the qualifications, limitations or restrictions thereon, that the Series A Preferred Stock had immediately prior to such transaction, except that after such transaction each share of the Series A Preferred Stock shall be immediately convertible, otherwise on the terms and conditions provided by this Section 7, into the nature and kind of consideration so receivable by a holder of the number of shares of Common Stock into which such shares of the Series A Preferred Stock if such shares of the Series A Preferred Stock had been converted immediately prior to such transaction. The rights of the Series A Preferred Stock as preferred stock of such successor or resulting corporation shall successively be subject to adjustments pursuant to the terms and conditions provided by this Section 7 hereof after any such transaction as nearly equivalent as practicable to the adjustment provided for by this
Section 7 prior to such transaction. The Company shall not consummate any such merger, consolidation or similar transaction unless all then outstanding shares of the Series A Preferred Stock (other than such shares that are converted pursuant to paragraph (h) of this Section 7) shall be assumed and authorized by the successor or resulting corporation as aforesaid.

          Section 8.  Preemptive Rights.

          The holders of shares of Series A Preferred Stock shall not have any preemptive right to acquire any unissued shares of any stock of the Company, now or hereafter authorized, or any other securities of the Company, whether or not convertible into
<PAGE 74> shares of stock of the Company or carrying a right to subscribe to or acquire any such shares of stock.

          IN WITNESS WHEREOF, Mego Mortgage Corporation has caused this certificate to be executed by its Chief Executive
Officer, President and Director and attested by its Secretary this 29th day of June, 1998.

                              MEGO MORTGAGE CORPORATION

                              By /s/Jeffrey S. Moore
                                        Chief Executive Officer,
                                        President and Director

                              Attest: /s/Robert Bellacosa
                                        Secretary

                                                  Exhibit 7.3

                     STOCK OPTION AGREEMENT

          MADE as of this 29th day of June, 1998 by MEGO MORTGAGE CORPORATION, a Delaware corporation with its principal offices at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia 30339 (the "Company"), in favor of CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association with its principal offices at 3601 MacCorkle Avenue, Charleston, West Virginia (the "Holder").

                           Background:

          This Agreement is executed pursuant to the terms of a Preferred Stock Purchase Agreement dated as of June 9, 1998 entered into by the Company and the Holder (the "Preferred Stock Purchase Agreement"). Capitalized terms not otherwise defined herein shall have the meanings given to them in the Preferred Stock Purchase Agreement.

                           WITNESSETH:

          NOW, THEREFORE, in consideration of the mutual undertakings set forth in the Preferred Stock Purchase Agreement and other good and valuable consideration, the Company, intending to be legally bound, hereby agrees as follows:

          1. Definitions. For purposes of this Agreement, the following terms shall have the meanings indicated below, unless the context otherwise requires:

               (a) "Agreement" shall mean this Agreement and any future amendments, restatements, modifications or supplements hereof or hereto.

               (b) "Board" shall mean the Board of Directors of the Company, as comprised from time to time. <PAGE 76>

               (c) "Capital Stock" shall mean the Common Stock, and any other stock of any class, whether now or hereafter authorized, which has the right to participate in the distribution of earnings and assets of the Company without limit as to amount or percentage. "Capital Stock" shall not include any shares at any time directly or indirectly owned by the Company.

               (d) "Closing Price" with respect to the Common Stock on any day shall mean: (i) if the Common Stock is listed or admitted for trading on a national securities exchange (which shall include for this purpose the Nasdaq National Market) the reported last sales price regular way or, if no such reported sale occurs on such day, the average of the closing bid and asked prices regular way on such day, in each case as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such class of security is listed or admitted to trading, or (ii) if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sales price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market on such day as reported by NASDAQ or any comparable system then in use or, if not so reported, as reported by any New York Stock Exchange member firm reasonably selected by the Company for such purpose.

               (e)  "Fair Market Value" with respect to the
Common Stock on any day shall mean the average of the daily Closing Prices of a share of Common Stock for the 10 consecutive business days ending on the most recent business day for which a Closing Price is available; provided, however, that in the event that Fair Market Value is determined during a period following the announcement by the Company of: (i) a dividend or distribution on the Common Stock, or (ii) any subdivision, combination or reclassification of the Common Stock and prior to the expiration of 10 business days after the ex-dividend date for such dividend or distribution, or the record date for such
<PAGE 77> subdivision, combination or reclassification, then, and in each such case, the Closing Price for each day during such period of 10 consecutive business days which falls prior to such ex-dividend date shall be appropriately adjusted.

               (f)  "Option" shall mean the option herein
provided to purchase the whole block or any part of the block of shares of Common Stock purchasable hereunder.

               (g) "Option Price" shall mean the price per share at which Common Stock is purchasable hereunder, as such price may be adjusted from time to time pursuant hereto.

               (h) "Option Stock" shall mean, individually or collectively, as appropriate, any share or shares of Common Stock purchased upon exercise of the Options.

          2. Grant of Option. The Company hereby grants to the Holder the right to purchase, at any time up to 180 days after the second anniversary of the Closing Date (the "Expiration Date"), up to 6,666,667 shares of fully paid and non-assessable Common Stock at an exercise price of $1.50 per share (subject to adjustment as hereinafter provided).

          3. Exercise of Options. This Option may be exercised in whole or in part (but not as to a fractional share of Common Stock) by the surrender of this Agreement, properly endorsed, at any office of the Company and upon payment to it by certified or bank cashier's check of the Option Price for the shares purchasable thereunder. The persons entitled to the shares of Option Stock so purchased shall be treated for all purposes as the holders of such shares as of the close of business on the date of exercise. Certificates for the shares of Option Stock so purchased, together with a new Agreement or Agreements of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock with respect to which the Option has not been exercised (each such Agreement to be for such
<PAGE 78> portion of the total shares of Option Stock as the holder thereof shall designate), and shall be issued and delivered to the persons so entitled within a reasonable time, not exceeding ten (10) days, after such exercise.

          4. Exchange. This Agreement is exchangeable, upon the surrender thereof by the Holder at any office of the Company, for a new Agreement or Agreements of like tenor representing in the aggregate the right to purchase the number of shares of Option Stock then purchasable hereunder, each of such new Agreements to represent the right to subscribe for and purchase such portion of the aggregate number of shares of Option Stock issuable hereunder as shall be designated by the Holder at the time of such surrender.

          5. Transfer. This Agreement is transferable, in whole or in part, at any office of the Company by the Holder in person or by duly authorized attorney, upon presentation of the Agreement, properly endorsed, for transfer.

          6. Certain Covenants of the Company. The Company covenants and agrees that all Option Stock which may be issued upon the exercise of this Option will, upon issuance, be duly and validly issued, fully paid and non-assessable and free from all taxes, liens, encumbrances, options, preemptive rights, and other charges with respect to the issue thereof; and, if any other outstanding shares of the Company's Common Stock are then listed on a national or regional securities exchange or on the Nasdaq National Market System, will be so listed. The Company further covenants and agrees that, during the period within which this Option may be exercised: (a) the Company shall, at all times, have authorized and reserved for the purpose of issue upon exercise of the Option evidenced by this Agreement, a sufficient number of shares of Common Stock, and (b) the Company will not, by amendment of its Certificate of Incorporation or through any reclassification, capital reorganization, consolidation, merger, sale or conveyance of assets, dissolution, liquidation, issue or
<PAGE 79> sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder hereunder.

          7.   Adjustment of Purchase Price and Number of Shares.
The number and kind of securities purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time upon the occurrence of certain events as follows:

               (a) Mergers and Reclassifications. If after the date hereof there shall be any reclassification, capital reorganization or change of the Common Stock (other than as a result of a subdivision, combination or stock dividend provided for in Section 7(b) hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the outstanding Common Stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company, then, as a condition of such reclassification, reorganization, change, consolidation, merger, sale or conveyance, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the exercise of the Option in full, the kind and amount of shares of stock and other securities and property which the Holder would have received upon such reclassification, reorganization, change, consolidation, merger, sale or conveyance if the Holder had exercised the Option in full immediately prior to such reclassification, reorganization, change, consolidation, merger, sale or conveyance, and in any
<PAGE 80> such case appropriate provisions shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including without limitation, provisions for the adjustment of the Option Price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of stock or other securities and property thereafter deliverable upon exercise hereof.

               (b) Dividends; Subdivisions; Combinations. If after the date hereof the Company shall subdivide the Common Stock, by split-up or otherwise, or combine the Common Stock, or issue additional shares of Common Stock in payment of a stock dividend on the Common Stock: (i) the number of shares of Option Stock issuable upon the exercise of this Option shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination, and (ii) the Option Price shall forthwith be proportionately decreased in the case of subdivision or stock dividend, or proportionately increased in the case of a combination.

               (c) Adjustments for Issuances Below Option Price. In case the Company shall at any time or from time to time after the date hereof issue or sell any shares of Common Stock (other than shares issued in transactions to which Sections 7(a) or 7(b) hereof apply), for consideration per share less than the Option Price in effect immediately prior to the time of such issue or sale, or pay any dividend or make any other distribution upon the Common Stock payable in cash, property or securities of the Company other than Common Stock or in securities of a corporation other than the Company, then forthwith upon such issue or sale, or upon the payment of such dividend or the making of such other distribution, as the case may be, the Option Price shall (until another such issue or sale, or dividend or other distribution) be reduced to a price (calculated to the nearest cent) determined by dividing: (i) an amount equal to the sum of (x) the number of shares of Common Stock outstanding immediately prior to such
<PAGE 81> issue or sale or the payment of such dividend or the making of such other distribution, multiplied by the Option Price in effect immediately prior to such event, plus (y) the consideration, if any, received by the Company upon such issue or sale minus (z) the aggregate amount of such dividend or other distribution in respect of Common Stock, by (ii) the total number of shares of Common Stock outstanding immediately after such issue or sale or dividend or other distribution. Further, the number of shares of Option Stock purchasable hereunder shall be increased to a number determined by dividing: (i) the number of shares of Option Stock purchasable hereunder immediately prior to such issue or sale or dividend or other distribution, multiplied by the Option Price hereunder immediately prior to such event, by
(ii) the Option Price in effect immediately after the foregoing adjustment. Notwithstanding the foregoing, no adjustment shall be made under this Section 7(c) if the same issuance or sale would result in a greater adjustment under Section 7(d) below.

               (d) Adjustments for Issuance Below Fair Market Value. In case the Company shall at any time or from time to time after the date hereof issue or sell any shares of Common Stock (other than shares issued in transactions to which Sections 7(a) or 7(b) hereof apply), for consideration per share less than the Fair Market Value per share of outstanding Common Stock on the date of such issuance or sale, or on the first date of the announcement of such issuance or sale (whichever is less), then, effective immediately prior to the time of such issuance, sale or announcement, the number of shares of Common Stock purchasable upon exercise of this Option shall be adjusted by multiplying the number of shares of Common Stock subject to purchase upon exercise of this Option by a fraction, the numerator of which shall be the total number of shares of Common stock outstanding immediately after such issuance or sale and the denominator of which shall be an amount equal to the sum of
(A) the number of shares of Common Stock outstanding immediately prior to such issuance or sale, plus (B) the number of shares of Common Stock which the aggregate consideration, if any, received
<PAGE 82> by the Company upon such issuance or sale would buy at the Fair Market Value thereof, as of the date immediately prior to such issuance, sale or announcement (whichever is less). In the event of any such adjustment, the Option Price shall be adjusted to a number determined by dividing the Option Price in effect immediately prior to such issuance or sale by the fraction used for purposes of the aforementioned adjustment. Notwithstanding the foregoing, there shall be no adjustment pursuant to this Section 7(d) for the issuance of shares of Common Stock upon exercise of the Option held by City National or upon conversion of shares of Series A Preferred Stock, and no adjustment shall be made under this Section 7(d) if the same issuance or sale would result in a greater adjustment under
Section 7(c) above.

               (e)  Special Rules.  For the purpose of
Sections 7(c) and 7(d), the following provisions shall also be applicable:

                    (i)  If, after the date hereof, the Company
     shall in any manner offer any rights to subscribe for or to purchase shares of Common Stock, at a price less than the Option Price or less than the Fair Market Value per share of Common Stock in effect immediately prior to the time of the offering of such rights or the granting of such options, as the case may be, all shares of Common Stock which the holders of such rights or options shall be entitled to subscribe for or purchase pursuant to such rights or options shall be deemed to be issued or sold as of the date of the offering of such rights or the granting of such options, as the case may be, and the minimum aggregate consideration named in such rights or options for the Common Stock covered thereby, plus the consideration received by the Company for such rights or options, shall be deemed to be the consideration actually received by the Company (as of the date of the offering of such rights or the granting of such
     <PAGE 83> options, as the case may be) for the issue or sale of such shares.

                    (ii)  If, after the date hereof, the Company
     shall in any manner issue or sell any shares of any class or obligations directly or indirectly convertible into or exchangeable for shares of Common Stock and the price per share for which Common Stock is deliverable upon such conversion or exchange (determined by dividing: (i) the total minimum amount received or receivable by the Company in consideration of the issue or sale of such convertible or exchangeable shares or obligations, plus the total minimum amount of premiums, if any, payable to the Company upon conversion or exchange, by (ii) the total number of shares of Common Stock necessary to effect the conversion or exchange of all such convertible or exchangeable shares or obligations) shall be less than Option Price or the Fair Market Value per share of the Common Stock in effect immediately prior to the time of such issue or sale, then such issue or sale shall be deemed to be an issue or sale (as of the date of issue or sale of such convertible or exchangeable shares or obligations) of the total maximum number of shares of Common Stock necessary to effect the conversion or exchange of all such convertible or exchangeable shares or obligations, and the total minimum amount received or receivable by the Company in consideration of the issue or sale of such convertible or exchangeable shares or obligations, plus the total minimum amount of premiums, if any, payable to the Company upon exchange or conversion, shall be deemed to be the consideration actually received (as of the date of the issue or sale of such convertible or exchangeable shares or obligations) for the issue or sale of such Common Stock.

                    (iii)  In the case of any dividend or other
     distribution on the Common Stock of the Company payable in property, securities of the Company other than Common Stock
     <PAGE 84> or securities of a corporation other than the
     Company, such dividend or other distribution shall be deemed to have been paid or made at a value equal to the fair market value of the property or securities so distributed. Any dividend or distribution referred to in this clause
     (iii) shall be deemed to have been paid or made on the day following the date fixed for determination of stockholders entitled to receive such dividend or distribution.

                    (iv)  In determining the amount of
     consideration received by the Company for Common Stock, securities convertible thereinto or exchangeable therefor, or rights or options for the purchase thereof, no deduction shall be made for expenses or underwriting discounts or commissions paid by the Company. The Board shall determine in good faith the fair market value of the amount of consideration other than the money received by the Company upon the issue by it of any of its securities. The Board shall also determine in good faith the fair market value of any dividend or other distribution made upon Common Stock payable in property, securities of the Company other than Common Stock or securities of a corporation other than the Company. The Board shall, in the event that any Common Stock, securities convertible thereinto or exchangeable therefor, or rights or options for the purchase thereof are issued with other stock, securities or assets of the Company, determine in good faith what part of the consideration received therefor is applicable to the issue of the Common Stock, securities convertible thereinto or exchangeable therefor, or rights or options for the purchase thereof.

                    (v)  If there shall be any change in (A) the
     minimum aggregate consideration named in the rights or options referred to in clause (i) above, (B) the consideration received by the Company for such rights or options, (C) the price per share for which Common Stock is
     <PAGE 85> deliverable upon the conversion or exchange of the convertible or exchangeable shares or obligations referred to in clause (ii) above, (D) the number of shares which may be subscribed for or purchased pursuant to the rights or options referred to in clause (i) above, or (E) the rate at which the convertible or exchangeable shares or obligations referred to in clause (ii) above are convertible into or exchangeable for Common Stock, then the Option Price in effect at the time of such event shall be readjusted to the Option Price which would have been in effect at such time had such rights, options, or convertible or exchangeable shares or obligations still outstanding provided for such changed consideration, price per share, number of shares, or rate of conversion or exchange, as the case may be, at the time initially offered, granted, issued or sold, but only if as a result of such adjustment the Option Price then in effect hereunder is thereby reduced.

               (f) Other Action Affecting Capital Stock. If, after the date hereof, the Company shall take any action affecting the Capital Stock, other than an action described in any of the foregoing Sections 7(a) through 7(d) hereof inclusive, which in the opinion of the Board would have a material adverse effect upon the rights or economic interests of the Holder, the Option Price and the number of shares of Option Stock purchasable hereunder shall be adjusted in such manner and at such time as the Board on the advice of the Company's independent public accountants may in good faith determine to be equitable in the circumstances.

               (g)  No Adjustment for Certain Transactions.
Notwithstanding the foregoing, no adjustment shall be made to the Option Price or to the number of shares of Common Stock issuable upon exercise of this Option in connection with the following transactions:
  <PAGE 86>
                    (i)  the Common Stock Offering, the Series A
     Preferred Stock Offering, the Exchange Offer or the Rights Offering (as such terms are defined in the Offering Memorandum);

                    (ii)  the issuance of up to 6,710,000 shares
     of Common Stock pursuant to options granted, expected to be granted or available to be granted to Company employees as described in Footnote 4 on page 44 of the Offering
     Memorandum; or

                    (iii)  the issuance of up to 3,000,000 shares
     of Common Stock to the Placement Agent as described in
     Section 11 of the Preferred Stock Purchase Agreement.

          8. Notice of Adjustments. In the event that the Company shall take any action which pursuant to Section 7(a) through 7(d) or Section (f) hereof may result in an adjustment of the Option Price and the number of shares of Option Stock purchasable upon exercise of the Option, the Company will give to the Holder at its last address known to the Company written notice of such action (by first class mail, postage prepaid) ten
(10) days in advance of its effective date in order to afford to the Holder an opportunity to exercise the Option prior to the effective date. Such notice shall contain the Company's certificate signed by its President or Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Option Price and number of shares of Option Stock purchasable after giving effect to such adjustment. In the event that the actual adjustment required by such event is different from that set forth in such notice, the Company shall promptly mail to each Holder a revised certificate and notice in accordance with this Section 8. <PAGE 87>

          9. Fractional Shares. No fractional shares of Common Stock will be issued in connection with any purchase hereunder but in lieu of such fractional shares, the Company shall make a cash payment therefor equal in amount to the product of the applicable fraction multiplied by the Option Price then in effect.

          10. Transfer to Comply with the Securities Act. Notwithstanding any other provision contained herein, the Option and any Option Shares may not be sold, transferred, pledged, hypothecated or otherwise disposed of except as follows: (a) to a person who, in the opinion of counsel to the Company, is a person to whom the Option or the Option Shares may legally be transferred without registration and without the delivery of a current prospectus under the Securities Act with respect thereto and then only against receipt of an agreement of such person to comply with the provisions of this Section 10 with respect to any resale or other disposition of such securities; or (b) to any person upon delivery of a prospectus then meeting the requirements of the Securities Act relating to such securities and the offering thereof for such sale or disposition, and thereafter to all successive assignees.

          11. Legend. Unless the Option Shares have been registered under the Securities Act, upon exercise of the Option and the issuance of any of the Optin Shares, all certificates representing such securities shall bear on the face thereof substantially the following legend:

          The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, offered for sale, assigned, transferred or otherwise disposed of, unless registered pursuant to the provisions of that Act or unless an opinion of counsel to the Company is obtained stating that
          <PAGE 88> such disposition is in compliance with
          an available exemption from such registration.

          12. Expiration Date. To the extent not previously exercised, the Option provided for in this Agreement shall expire as of the close of business on the Expiration Date and shall be void thereafter.

          13. Notices. All notices and other communications herein shall be given in the manner required by Section 12 of the Preferred Stock Purchase Agreement.

          14. Loss, Theft, Destruction or Mutilation. Upon receipt by the Company of reasonable evidence satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Agreement and (in the case of loss, theft, or destruction) of reasonable indemnity and (in the case of mutilation) upon surrender and cancellation thereof, the Company will execute and deliver, in lieu thereof, a new Agreement of like tenor.
  <PAGE 89>
          15. Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

          IN WITNESS WHEREOF, the Company, intending to be legally bound hereby, has caused this Agreement to be signed by its duly authorized officer.

                              MEGO MORTGAGE CORPORATION

                              By:/s/ Jeffrey S. Moore
                                      Name:  Jeffrey S. Moore
                                      Title: President and Chief
                                             Executive Officer




_________________________     :
                              :ss.
COUNTY OF _______________     :

          On this ____ day of June, 1998, before me, a notary public, the undersigned officer, personally appeared _________________________, who acknowledged himself to be the
___________________ of MEGO MORTGAGE CORPORATION, a Delaware corporation, and that he as such officer, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by himself as such officer.

          IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

                              ___________________________________
                                        Notary Public

                                                  Exhibit 7.4

                  REGISTRATION RIGHTS AGREEMENT

          THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of June 29, 1998 by and between MEGO MORTGAGE CORPORATION, a Delaware corporation (the "Company"), and SOVEREIGN BANCORP, INC., a Pennsylvania corporation ("Sovereign"), in connection with the purchase of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") in the transactions comprising the Company's Recapitalization (as defined below).

          WHEREAS, the Company is engaging in a plan of recapitalization (the "Recapitalization") which includes the following: (i) a private offering (the "Common Stock Offering") of shares of its common stock, par value $.01 (the "Common Stock"); (ii) a private offering (the "Series A Preferred Stock Offering") by the Company of shares of its Series A Preferred Stock; and (iii) an offer occurring concurrently with the Common Stock Offering and the Series A Preferred Stock Offering (together, the "Offerings") and as a condition thereto to exchange shares of Series A Preferred Stock and/or new 12 1/2% Subordinated Notes Due 2001 (the "New Notes") of the Company or a combination thereof, subject to certain limitations, for any and all of the Company's outstanding 12 1/2% Senior Subordinated Notes Due 2001 of the Company, subject to certain conditions (the "Exchange Offer");

          WHEREAS, the Company has entered into a Placement Agreement dated as of June 9, 1998 (the "Placement Agreement"), with Friedman, Billings, Ramsey & Co., Inc. ("FBI"), a Virginia corporation, pursuant to which FBI will act as placement agent in connection with the issue and sale of the Common Stock, and Series A Preferred Stock;

          WHEREAS, the Company has entered into various Purchase Agreements (each a "Purchase Agreement") with certain purchasers of Common Stock and Series A Preferred Stock in conjunction with the Offerings, including, but not limited to, a Purchase Agreement with Sovereign pursuant to which Sovereign will purchase 10,000 shares of Series A Preferred Stock and be granted an Option ("Sovereign Option") to purchase 6,666,667 shares of Common Stock; and

          WHEREAS, as an incentive to induce investors to participate in the Recapitalization, the Company has agreed to provide registration rights to holders of Common Stock acquired in the Offerings, including, but not limited to, shares of Common Stock underlying the Series A Preferred Stock and the shares of Common Stock issuable pursuant to the Sovereign Option(such shares of Common Stock are referred to herein as the "Securities" and each share of such Common Stock is referred to herein as a "Security"). <PAGE 91>

          NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by all parties hereto, the parties, intending to be legally obligated, hereby agree as follows:

SECTION 1.  DEFINITIONS

          As used in this Agreement, the following capitalized terms shall have the following meanings:

          "Act":  The Securities Act of 1933, as amended.

          "Broker-Dealer": Any broker or dealer registered as such under the Exchange Act.

          "Closing Date":  The date of this Agreement.

          "Commission" or "SEC": The United States Securities and Exchange Commission.

          "DTC":  The Depository Trust Company.

          "Exchange Act": The Securities Exchange Act of 1934, as amended.

          "Indemnified Holder": As defined in Section 6(a) hereof.

          "NASD":  National Association of Securities Dealers,
Inc.

          "Person": An individual, partnership, corporation, trust or unincorporated organization, or a government or an agency, authority or political subdivision thereof.

          "Prospectus": The prospectus included in a Registration Statement, as amended or supplemented, including post-effective amendments, therein.

          "Registration Default": As defined in Section 3 hereof.

          "Resale Filing Deadline": As defined in Section 2 hereof.

          "Resale Registration Statement":  As defined in
Section 2 hereof.

          "Securities":  As defined in the preamble hereto.

          "Sovereign Option":  As defined in the preamble hereto.

          "Transfer Restricted Securities": Each share of Security until the earliest to occur of (a) the date on which
<PAGE 92> such Security has been effectively registered under the
Act and disposed of in accordance with a Resale Registration Statement or such other applicable registration statement or
(b) the date on which such Security is available for resale without restriction to the public pursuant to Rule 144 under the Act or by a Broker-Dealer pursuant to the "Plan of Distribution" contemplated in the Resale Registration Statement.

          "Underwritten Registration" or "Underwritten Offering":
An offering in which securities of the Company are sold to an underwriter for reoffering to the public pursuant to an effective registration statement filed with the Commission.

SECTION 2.  RESALE REGISTRATION STATEMENT

          (a)  Registration.  The Company shall:

               (i) cause to be filed one or more registration statements on Form S-1, S-2, S-3 or S-4, if the use of such form is then available (each a "Resale Registration Statement") pursuant to Rule 415 under the Act, on or prior to September 16, 1998 (the "Resale Filing Deadline"), which Resale Registration Statements shall provide for resales of all Transfer Restricted Securities, the holders of which shall have provided the information required pursuant to
     Section 2(b) hereof; and

               (ii) use its reasonable best efforts to cause such Resale Registration Statements to be declared effective by the Commission on or before the 180th day after the Closing Date.

The Company shall use its reasonable best efforts to keep such Resale Registration Statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of Securities by the holders of Transfer Restricted Securities entitled to the benefit of this
Section 2(a), and to ensure that it conforms with the requirements of this Agreement, the Act and the policies, rules and regulations of the Commission as announced from time to time, until the earlier of (i) a period of at least two years following the Closing Date or (ii) the date on which all Transfer Restricted Securities may be sold without restriction.

          (b) Provision by Sovereign of Certain Information in Connection with the Shelf Registration Statement. Sovereign may not include any of its Transfer Restricted Securities in any Resale Registration Statement pursuant to this Agreement unless and until Sovereign furnishes to the Company in writing, within 20 business days after receipt of a request therefor, such information as the Company may reasonably request for use in connection with any Resale Registration Statement or Prospectus or preliminary Prospectus included therein. Sovereign shall not be entitled to Liquidated Damages pursuant to Section 3 hereof unless and until Sovereign shall have used its best efforts to
<PAGE 93> provide all such reasonably requested information.
Sovereign agrees to promptly furnish to the Company any and all information relating to a Resale Registration Statement required to be disclosed in such Resale Registration Statement in order to make the information previously furnished to the Company by Sovereign not materially misleading.

SECTION 3.  LIQUIDATED DAMAGES

          Subject to the provisions of Section 2(b) hereof, if
(i) the applicable Resale Registration Statements required by this Agreement are is not filed with the Commission on or prior to the date specified for such filing in this Agreement or
(ii) any Resale Registration Statement required by this Agreement is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose without being restored to effectiveness by amendment or otherwise within thirty (30) business days or succeeded immediately by an additional Resale Registration Statement that cures such failure and that is itself immediately declared effective within thirty
(30) business days (each such event referred to in clauses (i) and (ii), a "Registration Default"), the Company shall pay liquidated damages to Sovereign with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal to $.05 per Security per week. The amount of the liquidated damages shall increase by an additional $.05 per week with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages of $.50 per share per week. All accrued liquidated damages shall be paid to Sovereign by the Company by wire transfer of immediately available funds or by federal funds check on the 91st day following the occurrence of a Registration Default. Following the cure of all Registration Defaults relating to any particular Transfer Restricted Securities, the accrual of liquidated damages with respect to such Transfer Restricted Securities will cease.

          All obligations of the Company set forth in the preceding paragraph that are outstanding with respect to any Transfer Restricted Security at the time such Security ceases to be a Transfer Restricted Security shall survive until such time as all such obligations with respect to such Security shall have been satisfied in full.

SECTION 4.  REGISTRATION PROCEDURES

          (a) Resale Registration Statement. In connection with each Resale Registration Statement, the Company shall comply with all the provisions of Section 4(b) below and shall use all reasonable efforts to effect such registration to permit the sale of the Transfer Restricted Securities being sold in accordance with the intended methods thereof. In this regard pursuant thereto the Company will, by September 16, 1998, prepare and file with the Commission a Registration Statement relating to the registration on any appropriate form under the Act, which form
<PAGE 94> shall be available for the sale of the Transfer
Restricted Securities in accordance with such intended methods of resale.

          (b) General Provisions. In connection with any Resale Registration Statement and any Prospectus required by this Agreement to permit the sale or resale of Transfer Restricted Securities (including, without limitation, any Registration Statement and the related Prospectus required to permit resales of the Securities by Broker-Dealers), the Company shall:

               (i) use its reasonable best efforts to keep such Registration Statement continuously effective and provide all requisite financial statements for the period specified in Section 2 of this Agreement, and upon the occurrence of any event that would cause any such Registration Statement or the Prospectus contained therein
     (A) to contain a material misstatement or omission or
     (B) not to be effective and usable for resale of Transfer Restricted Securities during the period required by this Agreement, the Company shall file promptly, and as appropriate, an amendment or supplement to such Registration Statement, in the case of clause (A), correcting any such misstatement or omission, and, in the case of either clause (A) or (B), use its reasonable best efforts to cause such amendment to be declared effective and such Registration Statement and the related Prospectus to become usable for their intended purpose(s) as soon as practicable thereafter;

               (ii) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective for the applicable period set forth in
     Section 2 hereof or such shorter period as will terminate when all Transfer Restricted Securities covered by such Registration Statement cease to be Transfer Restricted Securities; cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Act in a timely manner, and reasonably assist Sovereign in complying with the provisions of the Act with respect to the disposition of all Securities covered by such Registration Statement during the applicable period in accordance with the intended method of methods of distribution by the sellers thereof set forth in such Registration Statement or supplement to the Prospectus;

               (iii) advise the underwriter(s), if any, and Sovereign promptly and, if requested by such Persons in writing, to confirm such advice in writing, (A) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to any Registration Statement or any post-effective amendment thereto, when the same has become effective, (B) of any request by the Commission for amendments to the Registration
     <PAGE 95> Statement or amendments or supplements to the
     Prospectus or for additional information relating thereto,
     (C) of the issuance by the Commission of any stop order or other order or action suspending the effectiveness of the Registration Statement under the Act or of the suspension by any state securities or Blue Sky commission of the exemption, qualification or registration of the Transfer Restricted Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes, or (D) of the existence of any fact or the happening or any event that makes any statement of a material fact made in the Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein untrue, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make the statements therein not misleading. If at any time the Commission shall issue any stop order or other order or take other action suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the exemption, qualification or registration of the Transfer Restricted Securities under state securities or Blue Sky laws, the Company shall use all reasonable efforts to obtain the withdrawal or lifting of such order at the earliest possible time;

               (iv)  furnish to Sovereign and each of the
     underwriter(s), if any, before filing with the Commission, copies of any Registration Statement or any Prospectus included therein or any amendments or supplements to any such Registration Statement or Prospectus (including all documents incorporated by reference after the initial filing of such Registration Statement), which documents will be subject to the review of Sovereign and the underwriter(s), if any, for a period of at least five business days, and the Company will not file any such Registration Statement or Prospectus or any amendment or supplement to any such Registration Statement or Prospectus (including all such documents incorporated by reference) to which Sovereign or the underwriter(s), if any, shall reasonably object within five business days after the receipt thereof. Sovereign or the underwriter, if any, shall be deemed to have reasonably objected to such filing if such Registration Statement, amendment, Prospectus or supplement, as applicable, as proposed to be filed, contains a material misstatement or omission;

               (v) make available at reasonable times and upon reasonable notice for inspection by Sovereign, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant retained by Sovereign or any of the underwriter(s), all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's'
     <PAGE 96> officers, directors and employees to supply all
     information reasonably requested by Sovereign, or any underwriter, attorney or accountant in connection with such Registration Statement subsequent to the filing thereof and prior to its effectiveness;

               (vi)  if requested by Sovereign or the
     underwriter(s), if any, promptly incorporate in any Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as Sovereign and the underwriter(s), if any, may reasonably request to have included therein, provided such information is usual and customary in such a document, including, without limitation, information relating to the "Plan of Distribution" of the Transfer Restricted Securities, information with respect to the principal amount of Transfer Restricted Securities being sold to such underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Transfer Restricted Securities to be sold in such offering; and make all required filings of such Prospectus supplement or post-effective amendment as soon as practicable after the Company is notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

               (vii)  furnish to Sovereign and each of the
     underwriter(s), if any, without charge, one copy of the Registration Statement, as first filed with the Commission, and of each amendment thereto, including all documents incorporated by reference therein and all exhibits;

               (viii)  deliver to Sovereign and each of the
     underwriter(s), if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons reasonably may request; and the Company hereby consents to the use of the Prospectus and any amendment or supplement thereto (other than in those states or jurisdictions in which the Company has not complied with or satisfied the requirements of the relevant "blue sky" securities laws) by Sovereign and each of the underwriter(s), if any, in connection with the offering and the sale of the Transfer Restricted Securities covered by the Prospectus or any amendment or supplement thereto;

               (ix) enter into such agreements (including an underwriting agreement), and make such representations and warranties, and take all such other actions in connection therewith in order to expedite or facilitate the disposition of the Transfer Restricted Securities pursuant to any Registration Statement contemplated by this Agreement, to the extent reasonably and customary in this type of offering and as may be reasonably requested by Sovereign or any underwriter in connection with any sale or resale pursuant to any Registration Statement contemplated by this
     <PAGE 97> Agreement; and if the registration is an
     Underwritten Registration, the Company shall:

                    (A)  furnish to Sovereign and each
          underwriter, if any, in such substance and scope as they may request and as are customarily made by issuers to underwriters in primary underwritten offerings, upon the date of the effectiveness of the Resale
          Registration Statement:

                         (1)  a certificate, dated the date of
               effectiveness of the Resale Registration
               Statement, as the case may be, signed by (i) the President or any Vice President and (ii) a principal financial or accounting officer of the Company, confirming, as of the date thereof, the matters set forth in paragraph (c) of Section 5 of the Placement Agreement and such other matters as such parties may reasonably request;

                         (2)  an opinion, dated the date of
               effectiveness of the Resale Registration
               Statement, as the case may be, of counsel for the Company, covering the matters set forth in paragraph (a) of Section 5 of the Placement Agreement and such other matters as such parties may reasonably request, and in any event including a statement to the effect that such counsel has participated in conferences with officers and other representatives of the Company, representatives of the independent public accountants for the Company, Sovereign's representatives and Sovereign's counsel in connection with the preparation of such Registration Statement and the related Prospectus and have considered the matters required to be stated therein and the statements contained therein, although such counsel has not independently verified the accuracy, completeness or fairness of such statements; and that such counsel advises that, on the basis of the foregoing, no facts came to such counsel's attention that caused such counsel to believe that the applicable Registration Statement, at the time such Registration Statement or any post-effective amendment thereto become effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus contained in such Registration Statement as of its date, an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not
               <PAGE 98> misleading.  Without limiting the
               foregoing, such counsel may state further that such counsel assumes no responsibility for, and has not independently verified, the accuracy, completeness or fairness of the financial statements, notes and schedules and other financial data included in any Registration Statement contemplated by this Agreement or the related Prospectus; and

                         (3)  a customary comfort letter, dated
               as of the date of effectiveness of the Resale Registration Statement, as the case may be, from the Company's independent accountants, in the customary form and covering matters of the type customarily covered in comfort letters by underwriters in connection with primary underwritten offerings, and affirming the matters set forth in the comfort letters delivered pursuant to Section 5(b) of the Placement Agreement, without exception;

                    (B)  set forth in full or incorporate by
          reference in the underwriting agreement, if any, the indemnification provisions and procedures of Section 6 hereof with respect to all parties to be indemnified pursuant to said Section; and

                    (C)  deliver such other documents and
          certificates as may be reasonably requested by such parties to evidence compliance with clause (A) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company pursuant to this clause (ix), if any.

               If at any time the representations and warranties of the Company contemplated in clause (A)(1) above cease to be true and correct, the Company promptly shall so advise Sovereign and the underwriter(s), if any, if requested by such Persons, shall confirm such advice in writing;

               (x) prior to any public offering of Transfer Restricted Securities, cooperate with Sovereign, the underwriter(s), if any, and their respective counsel in connection with the registration and qualification of the Transfer Restricted Securities under the securities or Blue Sky and securities laws of such jurisdictions as Sovereign or underwriter(s) may reasonably request and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Transfer Restricted Securities covered by the Resale Registration Statement; provided, that the Company shall not be required to register or qualify as a foreign corporation where it is not now so qualified or to take any action that would subject it to the service of process in suits or to taxation, other than as to
     <PAGE 99> matters and transactions relating to the
     Registration Statement, in any jurisdiction where it is not now so subject;

               (xi)  cooperate with Sovereign and the
     underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold and not bearing any restrictive legends; and enable such Transfer Restricted Securities to be in such denominations and registered in such names as Sovereign or the underwriter(s), if any, may reasonably request at least two business days prior to any sale of Transfer Restricted Securities made by such underwriter(s);

               (xii) use its reasonable best efforts to cause the Transfer Restricted Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable Sovereign or the underwriter(s), if any, to consummate the disposition of such Transfer Restricted Securities, subject to the proviso contained in paragraph (x) above;

               (xiii)  if any fact or event contemplated by
     paragraph (b)(iii)(D) above shall exist or have occurred, prepare a supplement or post-effective amendment to the Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Transfer Restricted Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

               (xiv)  provide a CUSIP number for Transfer
     Restricted Securities not later than the effective date of the Registration Statement and provide Sovereign with printed certificates for the Transfer Restricted Securities which are in a form satisfactory to Sovereign;

               (xv) cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter (including any "qualified independent underwriter") that is required to be retained in accordance with the rules and regulations of the NASD, and use its reasonable best efforts to cause such Registration Statement to become effective and approved by such governmental agencies or authorities as may be necessary to enable Sovereign to consummate the disposition of such Transfer Restricted Securities;

               (xvi) otherwise comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, as soon as practicable, a
     <PAGE 100> consolidated earnings statement meeting the
     requirements of Rule 158 (which need not be audited) for the twelve-month period (A) commencing at the end of any fiscal quarter in which Transfer Restricted Securities are sold to underwriters in a firm or best efforts underwritten offering or (B) if not sold to underwriters in such an offering, beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement;

               (xvii) cause all Transfer Restricted Securities covered by the Registration Statement to be listed on each securities exchange or market, if applicable, on which similar securities issued by the Company are then listed; and

               (xviii) provide promptly to Sovereign, as long as it remains a stockholder of the Company, upon request each document filed with the Commission pursuant to the requirements of Sections 13, 14 and 15 of the Exchange Act for a period of three years from the Closing Date.

          Sovereign agrees by acquisition of a Transfer Restricted Security that, upon receipt of any notice from the Company of the existence of any fact of the kind described in
Section 4(b)(iii)(D) hereof, Sovereign will forthwith discontinue disposition of Transfer Restricted Securities pursuant to the applicable Registration Statement until Sovereign's receipt of the copies of the supplemented or amended Prospectus, or until it is advised in writing (the "Advice") by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus. If so directed by the Company, Sovereign will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in Sovereign's possession, of the Prospectus covering such Transfer Restricted Securities that was current immediately prior to the time of receipt of such notice. In the event the Company shall give any such notice, the time period regarding the effectiveness of such Registration Statement set forth in Section 2, shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to
Section 4(b)(iii)(D) hereof to and including the date when Sovereign shall have received the copies of the supplemented or amended Prospectus or shall have received the Advice.

SECTION 5.  REGISTRATION EXPENSES

          \CT All expenses incident to the Company's performance of or compliance with this Agreement will be borne by the Company, as the case may be, regardless of whether a Registration Statement becomes effective, including without limitation:
(i) all registration and filing fees and expenses (including filings made by Sovereign with the NASD (and, if applicable, the fees and expenses of any "qualified independent underwriter" and
<PAGE 101> its counsel that may  be required by the NASD));
(ii) all fees and expenses of compliance with federal securities, foreign securities and state Blue Sky or securities laws;
(iii) all expenses of printing (including the printing of Prospectuses), messenger and delivery services and telephone incurred by the Company; (iv) all fees and disbursements of counsel for the Company and, subject to Section 5(b) below, Sovereign; (v) all application and filing fees in connection with listing the Securities on a national securities exchange or automated quotation system pursuant to the requirements hereof;
(vi) all fees and disbursements of independent certified public accountants of the Company (including the expenses of any special audit and comfort letters required by or incident to such performance); and (vii) all fees and charges of the Rating Agencies, if any; provided, that the Company will not bear certain personal expenses of Sovereign, including, underwriting discounts, commissions, and messenger and delivery services and telephone expenses incurred by Sovereign.

          The Company will, in any event, bear its internal expense (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit, all trustee and Rating Agency fees and charges and the fees and expenses of any Person, including special experts, retained by the Company.

          (b) In connection with any Registration Statement required by this Agreement (including, without limitation, the Resale Registration Statement), the Company will reimburse Sovereign, as applicable, for the reasonable fees and disbursements of not more than one counsel as may be chosen by Sovereign.

SECTION 6.  INDEMNIFICATION

          (a)  The Company shall indemnify and hold harmless
(i) Sovereign and (ii) each person, if any, who controls (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act) Sovereign (any of the persons referred to in this clause (ii) being hereinafter referred to as a "Controlling Person") and (iii) the respective officers, directors, partners, employees, representatives and agents of Sovereign or any Controlling Person (any person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as an "Indemnified Holder"), to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including without limitation, reimbursement of all reasonable costs of investigating, preparing, pursuing or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and charges of counsel), directly or indirectly caused by, related to, based upon, arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (or any amendment or supplement thereto),
<PAGE 102> or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by an untrue statement or omission or alleged untrue statement or omission that is made in reliance upon and in conformity with information relating to Sovereign furnished in writing to the Company by Sovereign or any counsel or agent of Sovereign expressly for use therein.

          In case any action or proceeding (including any governmental or regulatory investigation or proceeding) shall be brought or asserted against any Indemnified Holder with respect to which indemnity may be sought against the Company, such Indemnified Holder (or the Indemnified Holder controlled by such controlling person) shall promptly notify the Company in writing (provided, that the failure to give such notice shall not relieve the Company of its obligations pursuant to this Agreement unless and to the extent materially and adversely affected). Such Indemnified Holder shall have the right to employ its own counsel in any such action and the fees and expenses of such counsel shall be paid, as incurred, by the Company (regardless of whether it is ultimately determined that an Indemnified Holder is not entitled to indemnification hereunder); provided, that if the Indemnified Holder is not successful and it is determined that such Indemnified Holder is not entitled to indemnification hereunder, then such Indemnified Holder shall reimburse the Company for all monies advanced by the Company to which such Indemnified Holder was not entitled. The Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for such Indemnified Holders, which firm shall be designated by the holders of a majority of the shares of Common Stock, or Securities that are subject to, or affected by, such action or proceeding. The Company shall not be liable for any settlement of any such action or proceeding effected without the Company's prior written consent, which consent shall not be withheld unreasonably, and subject to the limitation contained in the prior paragraph, the Company will indemnify and hold harmless any Indemnified Holder from and against any loss, claim, damage, liability or expense by reason of any settlement of any action effected with the prior written consent of the Company. The Company shall not, without the prior written consent of each Indemnified Holder, settle or compromise or consent to the entry of judgment in or otherwise seek to terminate any pending or threatened action, claim, litigation or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not any Indemnified Holder is a party thereto), unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Holder from all liability arising out of such action, claim, litigation or proceeding. <PAGE 103>

          (b) Sovereign agrees to indemnify and hold harmless the Company, and its respective directors, officers and any person controlling (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act) the Company, and the respective officers, directors, partners, employees, representatives and agents of each such person, to the same extent as the foregoing indemnity from the Company to each of the Indemnified Holders, but only with respect to claims and actions based on information relating to Sovereign furnished in writing by Sovereign expressly for use in any Registration Statement. In case any action or proceeding shall be brought against the Company or its directors or officers or any such controlling person in respect of which indemnity may be sought against Sovereign, Sovereign shall have the rights and duties given the Company and the Company or its directors or officers or such controlling person shall have the rights and duties given to each Indemnified Holder by the preceding paragraph. In no event shall the liability of Sovereign hereunder be greater in amount than the dollar amount of the net proceeds received by Sovereign upon the sale of the Restricted Securities giving rise to such indemnification obligation.

          (c)  If the indemnification provided for in this
Section 6 is unavailable to an indemnified party under
Section 6(a) or Section 6(b) hereof (other than by reason of the exceptions provided therein) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand, and Sovereign on the other hand from their purchase of Transfer Restricted Securities or if such allocation is not permitted by applicable law, the relative fault of the Company on the one hand and of the Indemnified Holder on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand, and of the Indemnified Holder on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Indemnified Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in the second paragraph of Section 6(a), any legal or other fees, expenses or charges reasonably incurred by such party in connection with investigating or defending any action or claim.
  <PAGE 104>
          The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

SECTION 7.  RULE 144

          The Company hereby agrees with Sovereign, for so long as any Transfer Restricted Securities remain outstanding, to make available to Sovereign in connection with any sale thereof and any prospective purchaser of such Transfer Restricted Securities from Sovereign, the information required by Rule 144 under the Act in order to permit resales of such Transfer Restricted Securities pursuant to Rule 144.

SECTION 8.  PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

          Sovereign may not participate in any Underwritten Registration hereunder unless Sovereign (a) agrees to sell Sovereign's Transfer Restricted Securities on the basis provided in any underwriting arrangements provided by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up letters and other documents required under the terms of such underwriting arrangements.

SECTION 00  SELECTION OF UNDERWRITERS

          Sovereign as a holder of Transfer Restricted Securities covered by the Resale Registration Statement may sell such Transfer Restricted Securities in an Underwritten Offering. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities included in such offering; provided, that such investment bankers and managers must be reasonably satisfactory to the Company.

SECTION 10.  MISCELLANEOUS

          (a) Remedies. The Company agrees that monetary damages (including the liquidated damages contemplated hereby) would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate.
  <PAGE 105>
          (b) No Inconsistent Agreements. The Company will not, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to Sovereign in this Agreement or otherwise conflicts with the provisions hereof. The Company has not previously entered into any agreement granting any registration rights with respect to its securities to any Person, except as contemplated in the Offering Memorandum. The rights granted to Sovereign hereunder do not in any way breach or conflict with and are not inconsistent with the rights granted to the holders of the Company's securities under any agreement in effect on the date hereof.

          (c) Adjustments Affecting the Securities. The Company will not take any action, or permit any change to occur, with respect to the Securities that would materially and adversely affect the ability of Sovereign to resell such Securities.

          (d) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given unless in writing from both parties.

          (e) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, first-class or certified mail, telex, telecopier, or reliable overnight delivery service:

               (i)  If to Sovereign:

                         Sovereign Bancorp
                         1130 Berkshire Boulevard
                         Post Office Box 12646
                         Reading, Pennsylvania  19612
                         Telecopier No.:  (610) 320-8448
                         Attention:  Mark R. McCollom

               (ii) If to the Company:

                         Mego Mortgage Corporation
                         Fifth Floor
                         1000 Parkwood Circle
                         Atlanta, Georgia  30339
                         Telecopier No.:  (800) 694-6346
                         Attention:  Edward B. Meyercord

          All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if sent via a reliable overnight delivery service.
<PAGE 106>
          (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Transfer Restricted Securities.

          (g) Counterparts. This Agreement may be executed in any number of counterparts, by the parties hereto, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

          (h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          (i)  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED
BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF
GEORGIA, WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF.

          (j) Severability. In the event that any one or more of the provisions contained herein, or the application thereof, in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

          (k) Entire Agreement. This Agreement together with the Purchase Agreement, and the Placement Agreement (as defined in the Purchase Agreement) is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Company with respect to the Transfer Restricted Securities. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                              MEGO MORTGAGE CORPORATION

                              By:/s/ Jeffrey S. Moore
                                   Name:  Jeffrey S. Moore
                                   Title: President and Chief
                                          Executive Officer


                              SOVEREIGN BANCORP, INC.

                              By:/s/ Jay S. Sidhu
                                   Name:  Jay S. Sidhu
<PAGE 107>
                                   Title: President and Chief
                                          Executive Officer

                                                  Exhibit 7.5


             FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                  1001 Nineteenth Street North
                   Arlington, Virginia  22209


                          June 29, 1998

Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
P.O. Box 12646
Reading, Pennsylvania  19612

Gentlemen:

     To induce you, Sovereign Bancorp, Inc. to enter into the Common Stock Purchase Agreement (the "Agreement"), of even date herewith, between you and Mego Mortgage Corporation (the "Company"), we agree to vote all of the shares of the Company's voting stock held by us from time to time for the election of your nominees to serve on the Company's Board of Directors pursuant to Section 5.19 of the Agreement.

                              FRIEDMAN, BILLINGS, RAMSEY & CO.,
                              INC.


                              By/s/ James R. Kleeblatt
                                   Name:  James R. Kleeblatt
                                   Title: Managing Director

                                                  Exhibit 7.6

                        CO-SALE AGREEMENT

          THIS CO-SALE AGREEMENT (this "Agreement") is made this 29th day of June, 1998, by and among MEGO MORTGAGE CORPORATION, a Delaware corporation (the "Company"), and EMANUEL J. FRIEDMAN, FRIEDMAN, BILLINGS, RAMSEY & COMPANY, INCORPORATED, a Virginia corporation (individually, a "Transferor" and collectively, the "Transferors"), CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association, and SOVEREIGN BANCORP, INC., a Pennsylvania corporation (individually, an "Investor" and collectively, the "Investors").

                            RECITALS

          A. Each Investor has executed a Preferred Stock Purchase Agreement with the Company, dated June 9, 1998, which provides for the purchase of 10,000 shares of Series A Preferred Stock of the Company (the "Preferred Stock") for a purchase price of $1,000 per share, or $10,000,000 in aggregate, and also provides for the purchase of up to 6,666,667 shares of Common Stock of the Company (the "Common Stock") at a purchase price of $1.50 per share;

          B.  Emanuel J. Friedman has executed a Common Stock
Purchase Agreement with the Company, dated June 9, 1998, which provides for the purchase of 6,666,667 shares of Common Stock at a purchase price of $1.50 per share; and

          C. The Transferors have agreed to grant the Investors the opportunity to participate, upon the terms and conditions set forth in this Agreement, in subsequent sales of the Common Stock made by the Transferors to induce the Investors to make the proposed investment.

                            AGREEMENT

          NOW, THEREFORE, for and in consideration of the premises, covenants and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                            ARTICLE 1
                      SALES BY TRANSFERORS

          1.1 Notice of Purchase Offers. Should any of the Transferors propose to accept one or more bona fide offers (collectively, the "Purchase Offer") from any persons (the "Purchase Offeror") to purchase shares of the Company's Common Stock from such Transferor, then the Transferor or Transferors
<PAGE 110>
shall promptly notify the Investors of its or their intent to sell such shares and the terms and conditions of such Purchase Offer.

          1.2 Right to Participate. The Investors shall have the right, exercisable upon written notice to such selling Transferor or Transferors within 10 business days after receipt of the notice of the Purchase Offer, to participate in the Transferor's sale of Common Stock on the same terms and conditions. To the extent any Investor exercises such right of participation, the number of shares of Common Stock which the Transferor may sell pursuant to the Purchase Offer shall be correspondingly reduced. The right of participation of the Investors shall be subject to the following terms and conditions:

               (a) Each Investor may sell all or any part of that number of shares of Common Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Common Stock covered by the Purchase Offer by (ii) a fraction, the numerator of which is the number of shares of Common Stock of the Company at the time owned by such Investor and the denominator of which is the combined number of shares of Common Stock of the Company at the time owned by the selling Transferor (including shares transferred to Permitted Transferees, as defined below, in accordance herewith) and the Investors. For purposes of such computation, the Investors shall be deemed to own the number of shares of Common Stock into which all of their Preferred Stock is at the time convertible.

               (b)  An Investor participating in the sale
pursuant to a Purchase Offer shall, if requested by the selling Transferor or Transferors, or the Purchase Offeror, enter into a purchase and sale agreement with the Purchase Offeror on the same terms and conditions applicable to the selling Transferor or Transferors or shall deliver to the selling Transferor or Transferors for transfer to the Purchase Offeror one or more certificates, properly endorsed for transfer, which represent:

                    (i)  the number of shares of Common Stock
     which the Investor elects and is permitted to sell pursuant to this Section 1.2; or

                    (ii) the number of shares of Preferred Stock which is at such time convertible into the number of shares of Common Stock which the Investor elects and is permitted to sell pursuant to this Section 1.2; provided, however, that if the Purchase Offeror objects to the delivery of Preferred Stock in lieu of Common Stock, the Investor shall convert and deliver Common Stock as provided in subparagraph
     (b)(i) above.

          1.3 Consummation of Sale. The sale of shares to be sold by any Investor hereunder shall be consummated as set forth in any applicable Purchase Agreement. If such shares are instead
<PAGE 111>
to be delivered to the selling Transferor or Transferors as provided in Section 1.2(b), the certificates representing such shares shall be transferred by the selling Transferor or Transferors to the Purchase Offeror in consummation of the sale of the Common Stock pursuant to the terms and conditions specified in the notice to the Investor pursuant to Section 1.1, and the selling Transferor or Transferors shall promptly thereafter remit to the Investor that portion of the sale proceeds to which the Investor is entitled by reason of its participation in such sale, without setoff or deduction.

          1.4 Ongoing Rights. The exercise or non-exercise of the rights of the Investor hereunder to participate in one or more sales of Common Stock made by a Transferor shall not adversely affect its right to participate in subsequent Common Stock sales by a Transferor pursuant to Section 1.1 hereof.

          1.5 Exceptions. The participation rights of the Investors shall not apply to (a) any pledge of Common Stock made by a Transferor pursuant to a bona fide loan transaction which creates a mere security interest, (b) any transfer of Common Stock to the Transferor's descendants or spouse or to a trustee for their benefit, or (c) any bona fide gift of Common Stock; provided that (i) the Transferor shall inform the Investor of such pledge, transfer or gift prior to effecting it and (ii) the pledgee, transferee or donee (collectively, the "Permitted Transferees") shall furnish the Investors with a written agreement to be bound by and comply with all provisions of this Agreement applicable to the Transferors.

                            ARTICLE 2
                      PROHIBITED TRANSFERS

          2.1 Treatment of Prohibited Transfers. If a Transferor sells any Common Stock in contravention of the participation rights of the Investor under this Agreement (a "Prohibited Transfer"), the Investors, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided in Section 2.2 below, and such Transferor shall be bound by the applicable provisions of such put option.

          2.2 Put Option. In the event of a Prohibited Transfer, the Investors shall have the right to sell to the selling Transferor or Transferors a number of shares of Common Stock (either directly or through delivery of Preferred Stock) equal to the number of shares the Investors would have been entitled to transfer to the Purchase Offeror in the Prohibited Transfer pursuant to the terms hereof. Such sale shall be made on the following terms and conditions:

               (a) The price per share and terms at which the shares are to be sold to the selling Transferor or Transferors shall be equal to the price per share paid and terms agreed to by
<PAGE 112>
the purchaser to the selling Transferor or Transferors in the Prohibited Transfer. The selling Transferor or Transferors shall also reimburse the Investors for any and all fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investors' rights under this Article 2.

               (b) Within 90 days after the later of the dates on which the Investors (i) received notice from a Transferor of the Prohibited Transfer or (ii) otherwise became aware of the Prohibited Transfer, the Investors shall, if exercising the put option created hereby, deliver to the selling Transferor or Transferors the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

               (c) The selling Transferor or Transferors shall, upon receipt of the certificate or certificates for the shares to be sold by the Investor, pursuant to Section 2.2(b), pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 2.2(a), by certified check or bank draft made payable to the order of the Investors.

               (d) Notwithstanding the foregoing, any attempt to transfer shares of the Company in violation of Article 1 hereof, shall be void and the Company agrees it will not effect such a transfer nor will it treat any purported transferee as the holder of such shares without the written consent of the Investors.

                            ARTICLE 3
                      LEGENDED CERTIFICATES

          3.1 Legend. Each certificate representing shares of the Common Stock of the Company now or hereafter owned by a Transferor or issued to any Permitted Transferee pursuant to
Section 1.5 shall be endorsed with the following legend:

     "The shares of stock represented by this certificate are subject to a Co-Sale Agreement, by and among the registered owner of this certificate, the Company and certain other shareholders of the Company, copies of which are available for inspection at the offices of the Company."

          3.2 Legend Removal. The Section 3.1 legend shall be removed upon termination of this Agreement in accordance with the provisions of Section 5.1.
<PAGE 113>
                            ARTICLE 4
                     RIGHT OF FIRST REFUSAL

          4.1 Notice of Bona Fide Offer. If a Transferor shall have obtained a bona fide offer in writing for the purchase, in one or a series of related transactions, shares of Common Stock representing 5% or more of the aggregate number of shares of Common Stock owned by the Transferor, and the Transferor desires to accept such offer, then such Transferor shall give notice to the Investors of such proposed transaction (the "Option Notice"). The Option Notice shall describe the proposed transferee, the number of shares of Common Stock proposed to be transferred (the "Offered Stock"), the price per share, and all other material terms and conditions of the proposed transaction, and also shall be accompanied by a copy of the writing comprising the bona fide offer.

          4.2  Investors' Option.  For a period of 15
 consecutive days following their receipt of such Option Notice (the "Option Period"), the Investors shall have the irrevocable option, subject to the condition set forth in Section 4.4 below, to purchase their pro rata share of the Offered Stock for the consideration and on the terms set forth in the Option Notice. For purposes of the preceding sentence, an Investor's "pro rata" share shall mean a percentage determined by dividing the number of shares of Common Stock owned by such Investor by the total number of shares of outstanding Common Stock owned by both Investors (assuming that the Investors own the number of shares of Common Stock into which all of their Preferred Stock is at the time convertible). In the event that the Option Notice specifies that the Selling Transferor will receive non-cash consideration in exchange for the Offered Stock, the Investors shall have the option to purchase the Offered Stock for a cash amount equal to the fair market value of the non-cash consideration specified in the Option Notice, as determined by an independent investment banking firm of national standing selected by the Investors and the selling Transferor.

          4.3 Exercise of the Option. An Investor choosing to exercise said option shall during the Option Period notify the Selling Transferor in writing of such election and the number of shares it wishes to purchase, up to its pro rata share(the "Exercise Notice"). If one but not both of the Investors exercises the option (or exercises the option in full), the selling Transferor shall so notify the Investor exercising its option to purchase shares (or exercising such option in full) and such Investor shall have an additional option for five consecutive days following its receipt of notice to purchase all of the Offered Stock (or the portion of the other Investor's pro rata share of the Offered Stock for which the option was not exercised) for the consideration and on the terms set forth in the Option Notice and as otherwise provided herein. If both Investors exercise the option for less than their pro rata
<PAGE 114>
shares, the Investors shall be deemed not to have exercised their option and the selling Transferor may dispose of the Offered Stock pursuant to Section 4.6.

          4.4 Right to be Exercised in Whole. Notwithstanding the foregoing, any Selling Transferor shall not be required to sell any of the Offered Stock to the Investors pursuant to the option described in Section 4.2 above unless options have been exercised by the Investors to purchase all of the Offered Stock.

          4.5 Closing of Exercise. In the event that the Investors exercise options to purchase, in the aggregate, all of the Offered Stock pursuant to Section 4.3 above, then a closing shall be held with respect to such purchases within 20 days after the date upon which the last of such options shall have been exercised or on such other date as the Selling Transferor and the Investors exercising such options shall mutually agree. At such closing, the Selling Transferor shall deliver to the purchasing Investors certificates representing the shares of Common Stock being acquired by such Investors, together with fully executed stock powers, endorsed in the name of the transferee, against payment of the purchase price therefor in accordance with the terms contained in the Option Notice. Such shares shall be delivered by the Selling Transferor free and clear of any lien, pledge, security interest or other encumbrance, other than as described in this Agreement.

          4.6 Sale to Third Party if Right Not Exercised. If the Investors have not exercised their options to purchase, in the aggregate, all of the Offered Stock pursuant to Section 4.3 above, the Selling Transferor shall have the right, for a period of 90 days after the expiration of the option period, to sell all (but not less than all) of the Offered Stock not purchased by the Investors in accordance with the terms of the bona fide offer, provided that such transferee agrees in writing to be bound by the terms of this Agreement to the same extent as the Selling Transferor.

          4.7 Right to Participate. In the event that an Investor does not exercise the option provided for in this
Article 4 (or is deemed under the last sentence of Section 4.3 not to have exercised such option), such Investor shall nevertheless be entitled to exercise the right of participation provided for in Article 1 with respect to the proposed sale described in the Option Notice.

                            ARTICLE 5
                    MISCELLANEOUS PROVISIONS

          5.1 Termination of Co-Sale Rights. The rights of each Investor under this Agreement and the obligations of a Transferor with respect to such Investor shall terminate at such time as the Investor shall no longer be the owner of any shares of Common Stock or Preferred Stock of the Company.
<PAGE 115>
          5.2 Notices. Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement shall be in writing and shall be effective upon facsimile delivery, personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified as set forth below such party's signature or at such other address as such party may designate by ten (10) days' advance written notice to the other parties hereto.

          5.3 Successors and Assigns. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives.

          5.4 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          5.5 Amendments. Any amendment or modification of this Agreement shall be effective only if evidenced by a written instrument executed by duly authorized representatives of the parties hereto. Any waiver by a party of its rights hereunder shall be effective only if evidenced by a written instrument executed by a duly authorized representative of such party. In no event shall such waiver of any rights hereunder constitute the waiver of such rights in any future instance unless the waiver so specifies in writing.

          5.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia.

          5.7 Other Obligations of Company. The Company agrees to use its best efforts to enforce the terms of this Agreement, to inform the Investors of any breach hereof and to assist the Investors in the exercise of its rights and performance of its obligations under Article 2 hereof.

                    [SIGNATURE PAGE FOLLOWS.]

          IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year indicated above.

THE COMPANY:                  MEGO MORTGAGE CORPORATION

                              By:/s/ Jeff S. Moore
                                 Name:  Jeff S. Moore
                                 Title: President


THE INVESTORS:                CITY NATIONAL BANK OF WEST VIRGINIA

                              By:/s/ Robert A. Henson
                                 Name:  Robert A. Henson
                                 Title: Chief Financial Officer

                              SOVEREIGN BANCORP, INC.

                              By:/s/ Mark R. McCollom
                                 Name:  Mark R. McCollom
                                 Title: Chief Accounting Officer


THE TRANSFERORS:              EMANUEL J. FRIEDMAN

                              /s/ Emanuel J.Friedman


                              FRIEDMAN, BILLINGS, RAMSEY &
                              COMPANY, INCORPORATED

                              By:/s/ James R. Kleeblatt
                                 Name:  James R. Kleeblatt
                                 Title:  Managing Director
<PAGE 117>

                                                  Exhibit 7.7

                RIGHT OF FIRST REFUSAL AGREEMENT

          This Right of First Refusal Agreement (the "Agreement") is made as of June 29, 1998, by and among CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association, with its principal offices at 3601 MacCorkle Avenue, Charleston, West Virginia ("City"), SOVEREIGN BANCORP, INC., a Pennsylvania corporation, with its principal offices at 1130 Berkshire Boulevard, P.O. Box 12646, Reading, Pennsylvania 19612 ("Sovereign"), and MEGO MORTGAGE CORPORATION (the "Company"), a Delaware corporation, with its principal offices at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia.

          WHEREAS, the Company has entered into a Preferred Stock
Purchase Agreement dated as of June 9, 1998 with City (the "City
Agreement");

          WHEREAS, the Company has entered into a Preferred Stock
Purchase Agreement dated as of June 9, 1998 with Sovereign (the
"Sovereign Agreement"); and

          WHEREAS, the City Agreement and the Sovereign Agreement both require as a condition to closing the execution of a right of first refusal agreement by and among the Company, City and Sovereign;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

          Section 1.  Definitions.

          A. "Acquisition Agreement" shall mean an agreement which provides for: (i) a merger, consolidation or similar transaction involving the Company or any of its subsidiaries (other than transactions solely between the Company's subsidiaries and between the Company and one or more subsidiaries and transactions involving the Company or any subsidiary in which the voting securities of the Company outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into securities of the surviving entity or the parent thereof) at least 75% of the combined voting power of the voting securities of the surviving entity or the parent thereof outstanding immediately after the consummation of the transaction),
(ii) the disposition, by sale, lease, exchange or otherwise, other than in the ordinary course of business, of assets of the Company or any of its subsidiaries representing in either case 50% or more of the consolidated assets of the Company and its subsidiaries, or
(iii) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 50% or more of the voting
<PAGE 118>
power of the Company or any of its subsidiaries.

          Section 2. Right of First Refusal. Prior to entering into any Acquisition Agreement, the Company will proceed as follows:

          A. The Company will advise City and Sovereign in writing of the price and all other essential terms and conditions under which it would be willing to enter into an Acquisition
Agreement with either City or Sovereign (the "Notice").

          B. City and Sovereign shall each within ten (10) days following receipt of the Notice advise the Company in writing whether or not it is willing to enter into an Acquisition Agreement with the Company at the price and on the other terms and conditions set forth in the Notice. In the event that only one of City and Sovereign advises the Company that it is willing to enter into such an Acquisition Agreement, the Company and the interested party shall negotiate in good faith with a view toward the execution of a legally binding Acquisition Agreement.

          C. In the event that both City and Sovereign advise the Company that they are willing to enter into such an Acquisition Agreement with the Company at the price and on the other terms and conditions set forth in the Notice, the Company shall negotiate in good faith with each of City and Sovereign with a view toward the execution of a legally binding Acquisition Agreement with the party which offers terms most favorable to the Company. The Company's decision as to which party's terms are most favorable shall, if made in good faith, be final and binding upon City and Sovereign.

          D. In the event that each of City and Sovereign advises the Company that it is not willing to enter into an Acquisition Agreement with the Company at the price and on the terms and conditions set forth in the Notice, or fails to advise the Company of its intentions within the ten (10) day period referred to in Paragraph B above, the Company shall be free for a period of ninety
(90) days following the expiration of such ten (10) day period to enter into an Acquisition Agreement with a third party at a price and on other terms and conditions no more favorable to such third party than those set forth in the Notice; provided, however that the Company shall forward to City and to Sovereign a complete copy of the Acquisition Agreement as negotiated with such third party at least five (5) business days before it is signed.

          E. In the event that the Company does not enter into an Acquisition Agreement with a third party within the ninety (90) day period referred to in Paragraph D above, the Company must once again follow the procedure set forth herein prior to entering into an Acquisition Agreement with any third party.

          F. The foregoing right of first refusal shall expire automatically: (i) as to City on the 7% Termination Date as defined in Section 5.19 of the City Agreement, (ii) as to Sovereign PAGE 119> on the 7% Termination Date as defined in Section 5.19 of the Sovereign Agreement, and (iii) as to both City and Sovereign when the Company enters into an Acquisition Agreement with City, Sovereign or a third party after having duly followed the procedures set forth herein.

          Section 3. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by registered air mail, postage prepaid, or sent by facsimile transmission with a confirmation copy sent by registered mail, and shall be deemed given when so mailed:

          A. if to the Company, to 1000 Parkwood Circle, Atlanta, Georgia 30339, Attention: Jeffrey S. Moore, or to such other person at such other place as the Company shall designate to the Purchaser in writing;

          B. if to City, to 25 Gatewater Road, Cross Lanes, West Virginia 25313, Attention: Robert A. Henson, Chief Financial
Officer, or at such other address or addresses as City may have furnished to the Company, with a copy to Hunton & Williams, 951 East Byrd Street, Richmond, Virginia 23219, Attention:
Randall S. Parks;

          C. if to Sovereign, to 1130 Berkshire Boulevard, P.O. Box 12646, Reading, Pennsylvania 19612, Attention: Jay S. Sidhu, or at such other address or addresses as City may have furnished to the Company, with a copy to Stevens & Lee, 607 Washington Street, P.O. Box 679, Reading, Pennsylvania 19603-0679, Attention: Clinton W. Kemp; or

          D. if to any transferee or transferees of City or Sovereign, at such address or addresses as shall have been furnished to the other parties hereto at the time of the transfer or transfers, or at such other address or addresses as may have been furnished by such transferee or transferees to the other parties hereto in writing.

          Section 4. Amendments. No amendment, interpretation or waiver of any of the provisions of this Agreement shall be effective unless made in writing and signed by the parties to this Agreement.

          Section 5. Headings. The headings of the sections, subsections and subparagraphs of this Agreement are used for convenience only and shall not affect the meaning or interpretation of the contents of this Agreement.

          Section 6. Enforcement. The failure to enforce or to require the performance at any time of any of the provisions of this Agreement shall in no way be construed to be a waiver of such provisions, and shall not affect either the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every provision in accordance with the terms of
<PAGE 120>
this Agreement.

          Section 7.  Governing Law.  This Agreement and the
relationships of the parties in connection with the subject matter of this Agreement shall be governed by and determined in accordance with the laws of the State of Georgia in the United States of America.

          Section 8. Severability. If any severable provision of this Agreement is held to be invalid or unenforceable by any judgment of a tribunal of competent jurisdiction, the remainder of this Agreement shall not be affected by such judgment, and the Agreement shall be carried out as nearly as possible according to its original terms and intent.

          Section 9. Counterparts. This Agreement may be executed in counterparts, all of which shall constitute one agreement, and each such counterpart shall be deemed to have been made, executed and delivered on the date set out at the head of this Agreement without regard to the dates or times when such counterparts may actually have been made, executed or delivered.

          Section 10. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of, as the case may be, and be enforceable by and against the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives the day and year first above written.

                              MEGO MORTGAGE CORPORATION

                              By:/s/ Jeffrey S. Moore
                                   Name:  Jeffrey S. Moore
                                   Title:  President

                              CITY NATIONAL BANK OF WEST VIRGINIA

                              By:/s/ Robert A. Henson
                                   Name:  Robert A. Henson
                                   Title:  Chief Financial
                                           Officer

                              SOVEREIGN BANCORP, INC.

                              By:/s/ Jay S. Sidhu
                                   Name:  Jay S. Sidhu
                                   Title:  President and Chief
                                           Executive Officer
<PAGE 121>